UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Atento S.A.
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
L0427L105
(Cusip Number)
Michael B. Fisch Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
June 24, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 24 Pages

Exhibit Index Found on Page 23

13D

CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Taheebo Holdings LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**          The reporting persons making this filing hold an aggregate of 11,212,205 Ordinary Shares (as defined in Item 1), which is 15.8% of the class of securities outstanding. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,212,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,212,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,212,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D

CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Farallon Capital Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**          The reporting persons making this filing hold an aggregate of 11,212,205 Ordinary Shares (as defined in Item 1), which is 15.8% of the class of securities outstanding. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,212,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,212,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,212,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) IA

13D

CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**          The reporting persons making this filing hold an aggregate of 11,212,205 Ordinary Shares (as defined in Item 1), which is 15.8% of the class of securities outstanding. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,212,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,212,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,212,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**          The reporting persons making this filing hold an aggregate of 11,212,205 Ordinary Shares (as defined in Item 1), which is 15.8% of the class of securities outstanding. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,212,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,212,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,212,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**          The reporting persons making this filing hold an aggregate of 11,212,205 Ordinary Shares (as defined in Item 1), which is 15.8% of the class of securities outstanding. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,212,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,212,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,212,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS David T. Kim
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**          The reporting persons making this filing hold an aggregate of 11,212,205 Ordinary Shares (as defined in Item 1), which is 15.8% of the class of securities outstanding. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,212,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,212,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,212,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Michael G. Linn
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**          The reporting persons making this filing hold an aggregate of 11,212,205 Ordinary Shares (as defined in Item 1), which is 15.8% of the class of securities outstanding. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,212,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,212,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,212,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**          The reporting persons making this filing hold an aggregate of 11,212,205 Ordinary Shares (as defined in Item 1), which is 15.8% of the class of securities outstanding. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,212,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,212,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,212,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**          The reporting persons making this filing hold an aggregate of 11,212,205 Ordinary Shares (as defined in Item 1), which is 15.8% of the class of securities outstanding. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,212,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,212,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,212,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS William Seybold
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**          The reporting persons making this filing hold an aggregate of 11,212,205 Ordinary Shares (as defined in Item 1), which is 15.8% of the class of securities outstanding. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,212,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,212,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,212,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**          The reporting persons making this filing hold an aggregate of 11,212,205 Ordinary Shares (as defined in Item 1), which is 15.8% of the class of securities outstanding. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,212,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,212,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,212,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS John R. Warren
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**          The reporting persons making this filing hold an aggregate of 11,212,205 Ordinary Shares (as defined in Item 1), which is 15.8% of the class of securities outstanding. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,212,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,212,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,212,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. L0427L105

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**          The reporting persons making this filing hold an aggregate of 11,212,205 Ordinary Shares (as defined in Item 1), which is 15.8% of the class of securities outstanding. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,212,205
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,212,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,212,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to ordinary shares, no par value (“Ordinary Shares”), of Atento, S.A., a Luxembourg public limited liability company (société anonyme) (the “Company”). The Company’s principal executive offices are located at 1, rue Hildegard Von Bingen, L-1282, Luxembourg, Grand Duchy of Luxembourg.

Item 2.	Identity and Background

(a)       This statement is filed by Taheebo Holdings LLC, Farallon Capital Management, L.L.C. and the Farallon Individual Reporting Persons (as defined below), all of whom together are referred to herein as the “Reporting Persons.”

Taheebo

(i)	Taheebo Holdings LLC, a Delaware limited liability company (“Taheebo”), with respect to the Ordinary Shares held by it.

The Management Company

(ii)	Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), which is the manager of Taheebo, with respect to the Ordinary Shares held by Taheebo.

The Farallon Individual Reporting Persons

(iii)	The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Management Company, with respect to the Ordinary Shares held by Taheebo: Philip D. Dreyfuss (“Dreyfuss”); Michael B. Fisch (“Fisch”); Richard B. Fried (“Fried”); David T. Kim (“Kim”); Michael G. Linn (“Linn”); Rajiv A. Patel (“Patel”); Thomas G. Roberts, Jr. (“Roberts”); William Seybold (“Seybold”); Andrew J. M. Spokes (“Spokes”); John R. Warren (“Warren”); and Mark C. Wehrly (“Wehrly”).

Dreyfuss, Fisch, Fried, Kim, Linn, Patel, Roberts, Seybold, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

(b)       The address of the principal business office of (i) Taheebo is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111, and (ii) each of the Management Company and the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(c)       The principal business of Taheebo is that of a private investment entity engaging in the purchase and sale of investments for its own account. The principal business of the Management Company is that of an investment adviser to various investment vehicles and managed accounts. The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The jurisdiction of organization of each of Taheebo and the Management Company is set forth above. Each of the Farallon Individual Reporting Persons, other than Spokes, is a citizen of the United States. Spokes is a citizen of the United Kingdom.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure set forth in Items 4 and 6 below is hereby incorporated by reference in this Item 3.

Immediately prior to the Closing (as defined below), Atalaya Luxco PIKco S.C.A., a Luxembourg partnership limited by shares (société en commandite par actions) affiliated with Bain Capital Investors, LLC (“PIKco”), held 48,520,671 Ordinary Shares.

Pursuant to that certain Indenture, dated as of May 30, 2014 (the “Indenture”), by and among (i) PIKco, as issuer, (ii) Atalaya PIKco S.a.r.l., a Luxembourg private limited liability company (société à responsabilité limitée) and the general partner of PIKco (“PIKco GP”), as a security provider, (iii) Atalaya Luxco Topco S.C.A, a Luxembourg partnership limited by shares (société en commandite par actions) (“Topco” and, together with PIKco and PIKco GP, the “Atalaya Entities”), as a security provider, (iv) Citibank, N.A., London Branch, as trustee and paying agent and security agent (the “Trustee”), and (v) Citibank Global Markets Deutschland AG, as registrar, PIKco issued certain 11.50% / 13.25% Senior PIK Notes due 2020 (the “Notes”). In connection with the issuance of the Notes, PIKco GP and Topco pledged certain collateral, including all of the outstanding equity interests in PIKco (the “Collateral”), as security for the Notes.

Immediately prior to the Closing (as defined below), Taheebo held €43,501,184 and $45,072,032 principal amount of Notes.

As the maturity date of the Notes under the Indenture approached, Taheebo engaged in discussions with the Atalaya Entities regarding PIKco’s transfer to Taheebo, in lieu of the forfeiture of the Collateral securing the Notes held by Taheebo, of a portion of the Ordinary Shares held by PIKco, in satisfaction of the Atalaya Entities’ obligations under the Notes held by Taheebo. Following such discussions, PIKco, the Company, Taheebo and certain other holders of Notes entered into a Share Transfer Agreement, dated as of May 6, 2020 (the “Share Transfer Agreement”), providing for, among other things, such transfer by PIKco to Taheebo of 11,212,205 Ordinary Shares held by PIKco in consideration of Taheebo’s surrender of the Notes held by Taheebo.

In connection with the closing of the transactions contemplated by the Share Transfer Agreement (the “Closing”) on June 24, 2020 (the “Closing Date”), PIKco transferred to Taheebo such 11,212,205 Ordinary Shares. Taheebo provided no consideration for its acquisition of such 11,212,205 Ordinary Shares other than the surrender of the Notes held by Taheebo.

Item 4.	Purpose of Transaction

The disclosure set forth in Item 3 above and Item 6 below is hereby incorporated by reference in this Item 4.

Taheebo acquired the Notes surrendered by it at the Closing, and acquired the 11,212,205 Ordinary Shares transferred to it on the Closing Date, for the purpose of investment.

Pursuant to its right to designate one nominee for election to the board of directors of the Company (the “Board”) as provided in the Director Nomination Agreement (as defined and described in Item 6 below), Taheebo designated Mr. Antenor Camargo, an officer of Farallon Latin America Investimentos Ltda., which is an affiliate of the Management Company, as a nominee for election to the Board as a Class II director. The Board so elected Mr. Camargo on the Closing Date.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Ordinary Shares or other securities of the Company, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Ordinary Shares or other securities of the Company or, subject to the restrictions on transfer set forth in the Director Nomination Agreement (as defined and described in Item 6 below), transfer or dispose of any or all of its Ordinary Shares or other securities of the Company, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Ordinary Shares and/or such other securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. None of the Reporting Persons has made a determination regarding a maximum or minimum number of Ordinary Shares or other securities of the Company which it may hold at any point in time.

Consistent with their investment intent, certain Reporting Persons or their representatives may engage in communications regarding the Company with other persons, including, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the Board, including Mr. Camargo. Such communications may relate, without limitation, to the Company’s strategy, operations, capital structure, product offerings, and/or any current or future initiatives that may be proposed or adopted by the Company's management or the Board. During the course of such communications, the Reporting Persons or such representatives may advocate or oppose one or more courses of action.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Taheebo

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for Taheebo is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 71,179,765 Ordinary Shares outstanding.[1]

(c)	Except as described in Item 3 above, Taheebo has not effected any transactions in the Ordinary Shares during the past 60 days.

______________________________

1 Calculated as 75,406,357 Ordinary Shares issued, as reported by the Company in its Form 20-F filed with the Securities and Exchange Commission on April 17, 2020, less 4,226,592 Ordinary Shares held by the Company in treasury.

(d)	The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by Taheebo. Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Management Company.

(e)	Not applicable.

The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)	None.

(d)	The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by Taheebo. Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Management Company.

(e)	Not applicable.

The Farallon Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)	The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by Taheebo. Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Management Company.

(e)	Not applicable.

The Ordinary Shares reported hereby for Taheebo are held directly by Taheebo. The Management Company, as the manager of Taheebo, may be deemed to be a beneficial owner of such Ordinary Shares held by Taheebo. Each of the Farallon Individual Reporting Persons, as a managing member or a senior managing member, as the case may be, of the Management Company, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of such Ordinary Shares held by Taheebo. Each of the Management Company and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Ordinary Shares.

Neither the filing of this Schedule 13D nor any of its contents, including, without limitation, the disclosure herein regarding the Share Transfer Agreement, shall be deemed to constitute an admission that any of the Reporting Persons or any of the other holders of Notes that were party to the Share Transfer Agreement (such other holders, the “Other Holders”) is a member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each of the Other Holders has made (or is expected to make) its own Schedule 13D filing with respect to the Ordinary Shares that it may be deemed to beneficially own. The Reporting Persons believe that the Ordinary Shares beneficially owned by them, together with the Ordinary Shares respectively beneficially owned by the Other Holders, total 46,817,886 Ordinary Shares, representing approximately 65.8% of the issued and outstanding Ordinary Shares. Each Reporting Person disclaims beneficial ownership of any of the Ordinary Shares that may be deemed to be beneficially owned by any of the Other Holders.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth in Items 3 and 4 above is hereby incorporated by reference in this Item 6.

Share Transfer Agreement

PIKco, the Company, Taheebo and the Other Holders entered into the Share Transfer Agreement as of May 6, 2020. Upon the closing of the transactions contemplated by the Share Transfer Agreement on June 24, 2020, PIKco effected, among other transfers of Ordinary Shares, the transfer to Taheebo of 11,212,205 Ordinary Shares in consideration of Taheebo’s surrender of the Notes held by it. The transfer by PIKco of Ordinary Shares pursuant to the Share Transfer Agreement was conditioned upon, among other things, certain regulatory requirements being met.

The foregoing description of the Share Transfer Agreement is qualified in its entirety by the full terms and conditions thereof. A copy of the Share Transfer Agreement is filed as Exhibit 2 hereto, which exhibit is hereby incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, dated as of May 6, 2020 (the “Registration Rights Agreement”), by and among the Company, Taheebo and the Other Holders, the Company has granted certain demand and piggyback registration rights with respect to the Ordinary Shares that were transferred by PIKco to Taheebo and to the Other Holders pursuant to the Share Transfer Agreement.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions thereof. A copy of the Registration Rights Agreement is filed as Exhibit 3 hereto, which exhibit is hereby incorporated herein by reference.

Share Pledge Agreement

Pursuant to the Share Pledge Agreement, dated as of June 22, 2020 (the “Share Pledge Agreement”), by and among PIKco, as pledgor, Taheebo and the Other Holders, as pledgees, and the Company, PIKco has pledged a total of 712,963 Ordinary Shares currently held by it for the ratable benefit of the pledgees, to secure certain indemnification obligations of the Atalaya Entities to the pledgees.

The foregoing description of the Share Pledge Agreement is qualified in its entirety by the full terms and conditions thereof. A copy of the Share Pledge Agreement is filed as Exhibit 4 hereto, which exhibit is hereby incorporated herein by reference.

Director Nomination Agreement

Pursuant to the Director Nomination Agreement, dated as of May 6, 2020 (the “Director Nomination Agreement”), by and between the Company and Taheebo, for so long as Taheebo (including certain affiliates) beneficially owns 12.5% or more of the outstanding Ordinary Shares, Taheebo shall have the right to nominate one individual for election to the Board as a Class II director. Pursuant to the Director Nomination Agreement, Taheebo designated Mr. Antenor Camargo, an officer of Farallon Latin America Investimentos Ltda., which is an affiliate of the Management Company, as a nominee for election to the Board as a Class II director. The Board so elected Mr. Camargo on the Closing Date.

Pursuant to the Director Nomination Agreement, Taheebo has agreed that during the 24-month period beginning on the Closing Date, Taheebo will not, subject to certain exceptions, sell, assign, transfer, pledge, hypothecate, encumber or otherwise dispose of any of the 11,212,205 Ordinary Shares acquired by Taheebo pursuant to the Share Transfer Agreement without the Company’s prior consent.

The foregoing description of the Director Nomination Agreement is qualified in its entirety by the full terms and conditions thereof. A copy of the Director Nomination Agreement is filed as Exhibit 5 hereto, which exhibit is hereby incorporated herein by reference.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Filled herewith as Exhibit 1 is a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

Filed herewith as Exhibit 2 is a copy of the Share Transfer Agreement, dated as of May 6, 2020, by and among Atalaya Luxco PIKco S.C.A, Chesham Investment Pte Ltd, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP Lux Sarl II, Taheebo Holdings LLC and Atento S.A.

Filed herewith as Exhibit 3 is a copy of the Registration Rights Agreement, dated as of May 6, 2020, by and among Atento S.A., Chesham Investment Pte Ltd, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP Lux Sarl II, and Taheebo Holdings LLC.

Filed herewith as Exhibit 4 is a copy of the Share Pledge Agreement, dated as of June 22, 2020, by and among Atalaya Luxco PIKco S.C.A., Chesham Investment Pte Ltd, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP Lux Sarl II, Taheebo Holdings LLC and Atento S.A.

Filed herewith as Exhibit 5 is a copy of the Director Nomination Agreement, dated as of May 6, 2020, by and between Atento S.A. and Taheebo Holdings LLC.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2020

/s/ Michael B. Fisch
FARALLON CAPITAL MANAGEMENT, L.L.C.
On its own behalf and
As the Manager of
TAHEEBO HOLDINGS LLC
By Michael B. Fisch, Managing Member

/s/ Michael B. Fisch
Michael B. Fisch, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Richard B. Fried, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Dreyfuss, Fried, Kim, Linn, Patel, Roberts, Seybold, Spokes, Warren and Wehrly authorizing Fisch to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2020 by such Reporting Persons with respect to the Common Stock of Broadmark Realty Capital Inc., are hereby incorporated by reference.

ANNEX 1

Set forth below with respect to the Management Company is the following information: (a) name; (b) business address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)	Serves as investment adviser to various investment vehicles and managed accounts
(d)	Delaware limited liability company
(e)	Managing Members: Andrew J.M. Spokes, Senior Managing Member; and Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., William Seybold, John R. Warren and Mark C. Wehrly, Managing Members.

2.	Managing Members of the Management Company

(a)	Andrew J.M. Spokes, Senior Managing Member; and Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., William Seybold, John R. Warren and Mark C. Wehrly, Managing Members.

(b)	c/o Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)	The principal occupation of Andrew J.M. Spokes is serving as Senior Managing Member of the Management Company and Farallon Partners, L.L.C. The principal occupation of each other Managing Member of the Management Company is serving as a Managing Member of the Management Company and Farallon Partners, L.L.C.

(d)	Each of the Managing Members of the Management Company, other than Andrew J.M. Spokes, is a citizen of the United States. Andrew J.M. Spokes is a citizen of the United Kingdom.

None of the Management Company and its Managing Members has any additional information to disclose with respect to Items 2-6 of this Schedule 13D that is not otherwise disclosed in this Schedule 13D.

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k).

2.	Share Transfer Agreement, dated as of May 6, 2020, by and among Atalaya Luxco PIKco S.C.A, Chesham Investment Pte Ltd, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP Lux Sarl II, Taheebo Holdings LLC and Atento S.A.

3.	Registration Rights Agreement, dated as of May 6, 2020, by and among Atento S.A., Chesham Investment Pte Ltd, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP Lux Sarl II, and Taheebo Holdings LLC

4.	Share Pledge Agreement, dated as of June 22, 2020, by and among Atalaya Luxco PIKco S.C.A., Chesham Investment Pte Ltd, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP Lux Sarl II, Taheebo Holdings LLC and Atento S.A.

5.	Director Nomination Agreement, dated as of May 6, 2020, by and between Atento S.A. and Taheebo Holdings LLC.

EXHIBIT 1

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: July 2, 2020

/s/ Michael B. Fisch
FARALLON CAPITAL MANAGEMENT, L.L.C.
On its own behalf and
As the Manager of
TAHEEBO HOLDINGS LLC
By Michael B. Fisch, Managing Member

/s/ Michael B. Fisch
Michael B. Fisch, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Richard B. Fried, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

EXHIBIT 2
to
SCHEDULE 13D

arendt

[Seller Signature page - Share Transfer Agreement]

SELLER

____

Atalaya Luxco PIKco

Acting through its general partner and sole manager

Atalaya PIKco S.à r.l.

By: ____________________________

Duly authorized manager

By: ____________________________

Duly authorized manager

LEGAL_EU # 27921364.10

arendt

[Company signature page - Share Transfer Agreement]

COMPANY

____

Atento S.A.

By:

Title:

LEGAL_EU # 27921364.10

arendt

EXHIBIT 1

Termination Agreement

22

LEGAL_EU # 27921364.10

arendt

EXHIBIT 2

Registration Rights Agreement

23

LEGAL_EU # 27921364.10

EXHIBIT 3

Mutual Release Agreement

24

LEGAL_EU # 27921364.10

arendt

EXHIBIT 4

Pledge Agreement(s)

25

LEGAL_EU # 27921364.10

arendt

EXHIBIT 5

Director Nomination Agreements

26

LEGAL_EU # 27921364.10

arendt

EXHIBIT 6

Resignation Letters

27

LEGAL_EU # 27921364.10

arendt

EXHIBIT 7

Share Transfer Notice

28

LEGAL_EU # 27921364.10

Execution Version May 6, 2020 Atalaya Luxco PlKco as Seller and the entities named herein as Buyers and Atento S.A. as Company aPendt Share Transfer Agreement LEGAL_EU # 27921364.10 anemdt THIS SHARE TRANSFER AGREEMENT is made on May 6, 2020 BETWEEN (1) Atalaya Luxco P|Kco, a société en commandite par actions incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies‘ Register under number B 186929, having its registered office at 4, rue Lou Hemmer, L-1748 Findel, Grand Duchy of Luxembourg (the “SelIer"), acting through and represented by its general partner and sole manager (associé gérant commandité) Atalaya PlKco s.a r.l., a société a responsabilité Iimitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B 187036, having its registered office at 4, rue Lou Hemmer, L-1748 Findel, Grand Duchy of Luxembourg (“Atalaya P|KCo"); AND (2) the holders of the Senior PIK Notes (as defined below) listed in Appendix 1 to this Agreement (the “Buyers” and, each, a “Buyer"); AND (3) only with respect to clauses 3.2.3, 3.2.4, 3.2.5, 3.2.7, 3.2.8, 3.2.10, 3.5, 8.2 through 8.4, 9.1 and 10 through 18 of this Agreement, Atento S.A., a société anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies‘ Register under number B185761, having its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg (the “Company"), each of the Seller, the Buyers and the Company hereinafter being referred to as a “Party” and, together, the “Parties” to this Agreement. RECITALS (A) The Seller is the owner of 48,520,671 shares in the Company, each without nominal value. (B) Pursuant to an indenture dated as of May 30, 2014 (the “lndenture") by and among the Seller as issuer, Atalaya PlKco and Atalaya Luxco Topco (as defined therein) as security providers, Citibank, N.A., London Branch, as security agent and as trustee (the “Trustee"), the Seller issued to the Buyers 11.50%/13.25% senior PIK notes due 2020 (the “Senior PIK Notes"). (C) The Seller wishes to transfer 46,817,886 shares in the Company (the “Sale Shares" and, such transfer, the “Transfer") to the Buyers in the respective proportions set out in Appendix 1 to this Agreement and each Buyer wishes to acquire its respective portion of Sale Shares in accordance with the conditions set forth below and in full satisfaction and discharge of any and all obligations (including the obligation to 2 LEGAL_EU # 2792136410 anemdt repay principal and to pay accrued interest) under the lndenture and the Senior PIK Notes. THE PARTIES HEREBY AGREE AS FOLLOWS: 1. 1.1 Construction Definitions When used in this Agreement, the following terms have the following meanings: “Agreement” means this share transfer agreement. “Atalaya P|Kco” has the meaning set out in the above parties section. “Buyers” has the meaning set out in the above parties section. “COFECE" has the meaning set out in clause 7 of this Agreement. “Company” has the meaning set out in the above Recitals. “Companies Law" means the Luxembourg law of 10 August 1915 on commercial companies, as amended. “Credit Agreement" means the agreement for granting a common revolving credit line, dated January 11, 2019, by and among Banco Santander (Brasil) S.A., Luxembourg Branch, Banco Santander (Brasil) S.A., Atento Brasil S.A., Atento Luxco 1 S.A., Atento Teleservicios Espafia, S.A.U., and Atento Sen/icios, S.A. DE C.V., as amended, modified, supplemented, or substituted from time to time. “Director Nomination Agreements” means the director nomination agreements dated the date hereof, the executed copies of which are attached as Exhibit 5 to this Agreement. “Forbearance Holder Share Transfer" has the meaning given to it in the Forbearance Letter. “Forbearance Letter” means the forbearance letter dated the date of this Agreement between the Seller, Atalaya PlKCo, Atalaya Luxco Topco and a holder of the Senior PIK Notes (who is not a Buyer), an executed copy of which has been delivered to each of the Buyers. “lndenture" has the meaning set out in the above Recitals. “Mexican Subsidiaries" has the meaning set out in clause 7 of this Agreement. “Mutual Release Agreement“ means a mutual release agreement dated the date hereof, the executed copy of which is attached as Exhibit 3 to this Agreement. “Party” and “Parties" have the meaning set out in the above parties section. 3 LEGAL EU # 27921364.10 1.2 anendt “Pledge Agreement(s)" means one or more pledge agreements, the agreed form of which is attached as Exhibit 4 to this Agreement, pursuant to which the Seller will pledge 712,963 shares in the Company for the benefit of the Buyers in accordance with the terms and conditions of such pledge agreement(s). “Registration Rights Agreement” means a registration rights agreement dated the date hereof, the executed copy of which is attached as Exhibit 2 to this Agreement. “Regulatory Conditions Precedent" means the conditions precedent to the consummation of the Transfer set out in Appendix 2 to this Agreement. “Seller” has the meaning set out in the above parties section. “Sa|e Shares" has the meaning set out in the above Recitals. “Securities Act" has the meaning set out in clause 6.2(d) of this Agreement. “Senior PIK Notes" has the meaning set out in the above Recitals. “SSN Issuer" has the meaning set out in clause 6.1 (e) of this Agreement. “Termination Agreement" means a termination agreement, the executed copy of which is attached as Exhibit 1 to this Agreement, terminating the registration rights agreement, dated as of October 6, 2014, and entered into by and among the Company, the Seller, each of the persons listed on the signature pages attached thereto and each other person who executed a joinder thereto, as amended, including any and all rights and obligations thereunder. “Transfer” has the meaning set out in the above Recitals. “Transfer Date" has the meaning set out in clause 3 of this Agreement. “Trustee” has the meaning set out in the above Recitals. Interpretation In this Agreement: (a) any reference to any agreement is to be construed as a reference to such agreement as it may be amended, supplemented, modified or extended from time to time, whether before or after the date hereof; (b) a reference to a person or persons is, where relevant, deemed to be a reference to or to include their respective successors, permitted assignees or transferees, as appropriate; (c) reference to clauses and schedules/appendices/exhibits are references to, respectively, clauses of and schedules/appendices/exhibits to this Agreement and reference to this Agreement includes its schedules/appendices/exhibits; 4 LEGAL EU # 27921364.10 1.3 2. 3. 3.1 3.2 anendt (d) a reference to a law or regulation or any provisions thereof is to be construed as a reference to such law, regulation or provisions as the same may have been, or may from time to time hereafter be, amended or re-enacted; (e) a reference to “the agreed form" of a document means the form of that document agreed by each of the relevant parties and attached as an exhibit to this Agreement for the purposes of identification; (f) words denoting the singular include the plural and vice versa; (9) (hi words denoting a gender also include the other gender; and words denoting persons include bodies corporate, partnerships, associations and any other organized groups of persons or entities whether incorporated or not. Clause headings Clause headings are for ease of reference only and shall not affect interpretation. Share Transfer The Seller agrees to transfer to each Buyer, and each Buyer agrees to acquire from the Seller, with effect from and including the Transfer Date, such number of Sale Shares as set out opposite the name of such Buyer in Appendix 1 to this Agreement, including all related rights to future dividends (which includes, for the avoidance of doubt, any dividends declared before the Transfer Date that are payable after the Transfer Date) and other distributions, in each case, in respect of such Sale Shares. Transfer Date Subject to clause 3.2, the Seller and each Buyer agree that the consummation of the Transfer of all Sale Shares shall occur concurrently on the date which is the third business day (or such other date agreed by the Parties) after each of the Buyers has notified the Seller and the Company (in accordance with clause 8.4 of this Agreement) that all Regulatory Conditions Precedent have been satisfied or, to the extent applicable, waived or deferred (the “Transfer Date”); provided that if such date occurs after the record date for an annual general shareholders’ meeting of the Company but before the date of such meeting, the Transfer Date shall occur on the first business day following the date of such meeting. The consummation of the Transfer on the Transfer Date shall not occur unless the following conditions have been satisfied, or waived by the applicable Parties benefiting from such condition (and, for the avoidance of doubt, the Seller shall be entitled to waive any condition requiring an action from a Buyer and each of the Buyers shall be entitled to waive any condition requiring an action from the Seller or the Company, as applicable), on or prior to such date: 5 LEGAL EU # 27921364.10 3.2.1 3.2.2. 3.2.3. 3.2.4. 3.2.5. 3.2.6 3.2.7 3.2.8 3.2.9 anendt the Seller shall have provided a confirmation in writing to the Buyers that the representations and warranties set forth in clause 6 of this Agreement, and the agreements and acknowledgements by the parties to the Mutual Release Agreement set forth in Section 2.9 of such agreement, are true and correct as of the Transfer Date; the Forbearance Letter shall have been duly executed by each party thereto and shall be either (i) in full force and effect (without any amendment, modification or waiver that is materially adverse to any Buyer) on the Transfer Date or (ii) terminated as a result of the Forbearance Holder Share Transfer on or prior to the Transfer Date; the Registration Rights Agreement shall have been duly executed by each party thereto; the Director Nomination Agreements shall have been duly executed by each party thereto; the Pledge Agreement(s) shall have been duly executed by each party thereto; the Mutual Release Agreement shall have been duly executed by each party thereto; the Termination Agreement shall have been duly executed by each party thereto; resignation letters effective as of the Transfer Date, the agreed form of which is attached as Exhibit 6 to this Agreement, shall have been duly executed and delivered to the Company by each of the following persons, removing such persons from their office as directors of the Company: 3.2.8.1. David Danon; 3.2.8.2. Stuart Gent; 3.2.8.3. Vishal Jugdeb; and 3.2.8.4. Charles Megaw; a share transfer notice effective as of the Transfer Date, substantially in the form attached as Exhibit 7 to this Agreement and evidencing the Transfer Date, shall have been duly executed and delivered to the Company by the Seller; and 6 LEGAL EU # 27921364.10 3.3 3.4 3.5 4. 5. anemdt 3.2.10. the Company shall not have received from the agent under the Credit Agreement any notice with respect to a default, event of default or acceleration of obligations under the Credit Agreement resulting directly from the Transfer, which has not been cured, withdrawn or waived prior to the Transfer Date. For the avoidance of doubt, the Parties hereto acknowledge that the conditions set forth in clauses 3.2.3, 3.2.4, 3.2.6 and 3.2.7 are satisfied and that the condition set forth in clause 3.2.5 shall be deemed to be satisfied within 24 hours of the Seller delivering to each Buyer a copy of the Pledge Agreement duly signed by it, regardless of whether each Buyer countersigns such Pledge Agreement. Without prejudice to clause 8 of this Agreement, the Parties shall use their commercially reasonable efforts to ensure due consummation of the Transfer and, following the Transfer, to evidence the satisfaction and discharge of the obligations to repay principal, and to pay accrued interest, under the lndenture and the Senior PIK Notes. Without prejudice to rights or obligations accruing to any of the Parties prior thereto, this Agreement shall terminate and the provisions set forth herein shall be null and void and of no further force and effect if the Transfer Date does not occur on or prior to September 30, 2020, or such later date as may be agreed in writing by all Parties. Notwithstanding any such termination, clauses 10 through 18 shall survive and shall continue to apply. Consideration As consideration for the sale of the Sale Shares by the Seller, each Buyer shall, substantially concurrently with the Transfer of the applicable Sale Shares to such Buyer, surrender to the Seller all Senior PIK Notes such Buyer holds, which shall be no less than the principal amount of Senior PIK Notes shown in regard of its name in Appendix 1 (the “Signing Date Principal Amount"), plus the aggregate principal amount of Notes to be issued to such Buyer in lieu of interest on its Signing Date Principal Amount, on or prior to the Transfer Date. Formalities and Registration The Seller and each of the Buyers, in respect of itself only, hereby grant powers to any manager of Atalaya PlKco, to notify the Company of the Transfer, in accordance with article 430-4 of the Companies Law, and instruct the board of directors of the Company to register the Buyers as holders of the Sale Shares in the share register of the Company as of the Transfer Date in the proportions set out in Appendix 1 to this Agreement. 7 LEGAL EU # 2792136410 6. 6.1 anendt Representations and Warranties Representations and warranties of the Seller The Seller represents and warrants to the Buyers that at the Transfer Date: it is duly organized and existing under the laws of the Grand Duchy of Luxembourg and has the corporate power and authority to enter into and perform its obligations under this Agreement, and the obligations of the Seller under this Agreement are legal, valid, binding and enforceable; the execution and the performance of this Agreement by the Seller have been duly authorized by the Seller, and no further corporate action on the part of the Seller is necessary to authorize the entry into and/or the performance of this Agreement; its execution, delivery and performance of its obligations under this Agreement and the consummation of the Transfer does not and will not violate any law, regulation, rule, order orjudicial or administrative decision of the Grand Duchy of Luxembourg or the United States of America or any state or other subdivision thereof or any other country or of any regulatory authority (including the Financial Industry Regulatory Authority and any stock exchange); in connection with the Transfer, the Seller has complied and will comply with all applicable laws of any relevant jurisdiction and with the rules, regulations or decrees of any governmental, regulatory or other relevant body (including the Financial Industry Regulatory Authority) to which such the Seller is subject and will not take any action that would subject any Party to liability, penalty or forfeiture under any such laws, rules, regulations or decrees of any governmental authority; the execution, performance and delivery of this Agreement and the consummation of the Transfer does not and will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, (a) the organizational documents of the Seller or (b) any material agreement, document or other instrument to which the Seller or the Company is subject, and no consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any governmental entity or other third party is or will be required to be obtained or made by or with respect to the Seller or the Company, in connection with this Agreement or the consummation of the Transfer, other than those that have been made or are otherwise contemplated pursuant to this Agreement (other than the right of holders of the senior secured notes issued by Atento Luxco 1 S.A. (the “SSN Issuer"), and the lenders under the revolving credit facility entered into by the SSN Issuer, to require the repurchase of such senior secured notes, or declare such revolving credit facility due and payable, in 8 LEGAL EU # 27921364.10 6.2 anendt case the Transfer results in a change of control under such senior secured notes or revolving credit facility); f) there is no action, suit or proceeding before or by any court or any governmental agency or body, domestic or foreign, now pending or, to the knowledge of the Seller, threatened, against or affecting the Seller in connection with this Agreement or the Transfer; and g) the 48,520,671 shares represent all of the shares of the Company owned by the Seller as referenced in Recital A, and the Seller owns and is the holder of record of all of such shares and has good and valid title over such shares, free and clear of all liens and other encumbrances or other rights of any third party (other than as contemplated by the lndenture, the Senior PIK Notes and the related security documents), and such shares are validly issued, fully paid up and registered in the Seller's name, and the Seller will not enter into any agreement or other arrangement in respect of the transfer of such shares except in connection with the Transfer and the Forbearance Holder Share Transfer, in the case of the representations and warranties set forth in paragraphs (c) through (e) of this clause above, except as (i) would not reasonably be expected to have a material adverse effect on the Transfer or as (ii) publicly disclosed by the Company. Representations and warranties of the Buyers Each Buyer hereby represents and warrants with respect to itself to the Seller that as of the Transfer Date: a) it is a validly organized and existing company under the laws of its jurisdiction of incorporation and it has the corporate power and authority to enter into this Agreement and to perform its obligations hereunder; b) the execution and the performance of this Agreement have been duly authorized, no further corporate action is necessary to authorise the entry into and/or the performance of this Agreement; and this Agreement constitutes valid and binding obligations, enforceable against it in accordance with the terms hereof; 0) it is the sole and beneficial owner of the principal amount of Senior PIK Notes as indicated on Appendix 1 to this Agreement; d) it understands that no United States federal or state agency has passed upon or made any recommendation or endorsement of the offering of the Sale Shares; e) it is: (i) sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Sale Shares and (ii) able to bear the economic risk of its investment in the Sale Shares, including a complete loss, for an indefinite period of time because the Sale Shares have not been registered under the Securities Act of 1933, as amended (the “Securities 9 LEGAL EU # 27921364.10 anemdt Act"), and therefore cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available; prior to the execution of this Agreement, it has had the opportunity to ask questions of and receive answers from representatives of the Company concerning an investment in the Company, as well as the finances, operations, business and prospects of the Company, and the opportunity to obtain additional information to verify the accuracy of all information so obtained. In determining whether to make this investment, it has relied solely on its own knowledge and understanding of the Company and its business based upon its own due diligence investigation and the information furnished pursuant to this paragraph. It understands that no person has been authorized to give any information or to make any representations which were not furnished pursuant to this Agreement and it has not relied on any other representations or information in making its investment decision, whether written or oral, relating to the Company, its operations and/or its prospects; it represents that it is an “accredited investor" as such term is defined in Rule 501(a) of Regulation D under the Securities Act and acknowledges the sale contemplated hereby is being made in reliance on a private placement exemption to “accredited investors" within the meaning of Section 501(a) of Regulation D under the Securities Act or similar exemptions under federal and state law; it is acquiring the Sale Shares solely for investment purposes, for its own account and not for the account or benefit of any other person, and not with a view towards the distribution or dissemination thereof in violation of the Securities Act. It did not decide to enter into this Agreement as a result of any general solicitation or general advertising within the meaning of Rule 502 of Regulation D under the Securities Act; it understands the Sale Shares are being transferred in a transaction not involving a public offering within the meaning of the Securities Act. It understands the Sale Shares will be “restricted securities“ within the meaning of Rule 144(a)(3) under the Securities Act, and it understands that the certificates related to the Sale Shares registered in the share register of the Company, if any, may contain a legend in respect of such restrictions. If in the future it decides to offer, resell, pledge or otherwise transfer the Sale Shares, such Sale Shares may be offered, resold, pledged or otherwise transferred only pursuant to: (i) registration under the Securities Act, or (ii) an available exemption from registration. It agrees that if any transfer of its Sale Shares or any interest therein is proposed to be made in reliance on an exemption from registration of such transfer under the Securities Act, as a condition precedent to any such transfer, it may be required to deliver to the Company an opinion of counsel satisfactory to the Company. Absent registration or an exemption, it agrees not to resell the Sale Shares; and no material governmental, administrative or other third party consents or approvals are required or necessary on the part of it in connection with the 10 LEGAL EU # 27921364.10 7. 8. 8.1 8.2 anendt transactions contemplated by this Agreement other than the Regulatory Conditions Precedent. Mexican Subsidiaries The transaction contemplated by this Agreement involves only the transfer of the Sale Shares of the Company, a Luxembourg company, and not a transfer of shares of any other company of the group controlled by the Company. The Company indirectly owns 100% of shares in each of the following Mexican companies: Atento Mexico Holdco S. de R.L. de C.V.; Atento Servicios S.A. de C.V.; and Atento Atencion y Servicios, S.A. de C.V. (collectively, the “Mexican Subsidiaries”). In order to comply with the Mexican Federal Economic Competition Law, and in particular Article 87 thereof, it is agreed that completion of the Luxembourg transaction will not have any legal or material effects in the Mexican territory until notification has been made to, and clearance obtained from, the Comision Federal de Competencia Econémica (“COFECE”) for Mexico. To ensure such absence of legal or material effect in Mexican territory, each Buyer, severally, and not jointly, undertakes to refrain from exercising any and all rights arising under the Sale Shares being purchased by such Buyer hereunder, in each case, to the extent such exercise relates to the respective capital stock, rights or assets of the Mexican Subsidiaries, including, without limitation, any and all rights with respect to sale, lease or other transfer of capital stock, rights or assets of the Mexican Subsidiaries, voting rights and rights to othen/vise influence corporate decisions of, or relating to, the Mexican Subsidiaries; provided that this undertaking by such Buyer will cease to be effective on earlier of (i) the date that is 150 days following the date hereof, or such later date as determined by such Buyer to allow COFECE to examine this transaction, and (ii) the date on which COFECE shall have approved, consented to or otherwise authorized the acquisition of the Sale Shares being purchased by such Buyen Undertakings by the Parties Each Buyer agrees that it shall promptly and in any event no later than May 15, 2020, in its capacity as a holder of the Senior PIK Notes, (i) provide evidence reasonably satisfactory to the Seller that it has consented to extending the Stated Maturity (as defined in the lndenture) of the Senior PIK Notes to September 30, 2020 (or such later date as may be agreed by the Seller and the Buyers) and (ii) instruct the Trustee to extend the Stated Maturity in accordance with proviso (i) of this clause, in each case subject to the terms of the lndenture. The Company hereby undertakes to provide reasonable assistance on a best efforts basis, as reasonably requested, to assist the Buyers in fulfilling the Regulatory Conditions Precedent. The Parties acknowledge that the Buyers shall have the primary responsibility, on a several basis, of fulfilling the Regulatory Conditions Precedent and that the Company shall have no obligations itself to fulfil the Regulatory Conditions Precedent, and for the avoidance of doubt shall not be required to undertake any divestments (including in respect of any business, activities or assets of any undertaking that is controlled by any member of the Company‘s group) to fulfil the Regulatory Conditions Precedent. The Buyers shall be 11 LEGAL EU # 27921364.10 8.3 anendt severally responsible for and bear all fees and other costs, except for professional fees and other costs incurred by the Seller, in relation to the Regulatory Conditions Precedent. Each Buyer, to the extent that it has a filing obligation, shall, subject to the limitations set forth in this clause 8.3, use its commercially reasonable efforts to fulfil, on a several basis, the Regulatory Conditions Precedent as soon as practicable after the date of this Agreement. In particular, each Buyer, to the extent that it has a filing obligation, shall: (a) procure that the transaction hereunder will be duly presented for approval to the relevant public authorities as soon as reasonably practicable after the date of this Agreement; (b) submit any information and documents reasonably (in the sole judgement of such Buyer) requested by any relevant public authority as soon as reasonably practicable in order to obtain such approval; (c) subject to any limitations under applicable laws, keep the Seller and the Company reasonably informed about any communications with any relevant public authority and/or other developments in connection with the satisfaction of the Regulatory Conditions Precedent; (d) provide the outside counsel of the Seller and, if requested in writing reasonably in advance, the outside counsel of the Company with drafts (which drafts may be redacted to remove material that such Buyer, in its sole judgment, considers to constitute legally privileged, confidential, proprietary or competitively sensitive information, business secrets or otherwise sensitive information with respect to such Buyer or any of its affiliates (“Sensitive lnformation”)) of all material submissions, notifications, filings and other communications to be submitted to any relevant public authority at least 1 business day prior to submission or longer if reasonably necessary for the outside counsel of the Seller and the outside counsel of the Company, as applicable, to provide comments and consider in good faith any comments of the outside counsel of the Seller and the outside counsel of the Company, as applicable, on such drafts prior to their submission; provided that such draft submissions may be redacted to remove Sensitive Information as described above or to comply with applicable law and that any unredacted portions of such draft submissions that comprise Sensitive Information may be designated as “Outside Counsel Only" and (e) subject to clause (z) of the next sentence, comply with any reasonable remedies or conditions of any relevant public authority in connection with the satisfaction of the Regulatory Conditions Precedent. Notwithstanding anything to the contrary set forth in this Agreement, (x) each Buyer may designate any materials provided to any other Party under this clause 8.3 that contain unredacted Sensitive Information as “Outside Counsel Only" and such materials and the information contained therein shall be given only to the outside antitrust counsel of the receiving Party and will not be disclosed by such outside counsel to employees, officers or directors or other representatives of the receiving Party unless express permission is obtained in advance from such Buyer or its legal counsel, (y) none of the Buyers shall be required to provide to any other Party hereto or to any public authority any information that is confidential (in the sole judgment of such Buyer) with respect to such Buyer or any of its affiliates and (z) none of the Buyers shall be required to agree to undertake any divestments, to accept any operational restriction, or to take any other remedial action or commitment that, in the reasonable judgment of such Buyer, could be expected to limit the right of (i) such Buyer to own the relevant Sale 12 LEGAL EU # 27921364.10 8.4 8.5 9. 9.1 9.2 10. 11. 12. 13. SPEHGC Shares or operate its existing business or (ii) the Company to operate as a business. Each Buyer, to the extent that it has a filing obligation, agrees to provide notification in writing to the Seller and the Company, or to their respective outside counsel, of the fulfilment of the Regulatory Conditions Precedent as soon as reasonably practicable after their fulfilment and, in any event, within two business days from the date on which the Regulatory Conditions Precedent have been fulfilled. The Seller agrees that it will (i) take such steps as are reasonable to enforce all its rights under the Forbearance Letter for so long as the Forbearance Letter remains in effect, (ii) comply with its obligations under the Forbearance Letter and (m) not agree to any amendment, modification or waiver of the Forbearance Letter that is materially adverse to any Buyer. General The Parties agree and acknowledge that the Company shall make a public announcement, on or about the day of this Agreement, containing details of the Transfer and other subject matters of this Agreement. The obligations of each of the Buyers under and in connection with this Agreement are several and not joint. No Waiver No failure or delay of a Party to exercise any right or remedy under this Agreement shall be considered, or operate as, a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. Entire Agreement This Agreement contains the entire understanding of the Parties hereto with respect to the subject matter contained herein and supersedes all prior agreements with respect hereto between the Parties. Amendments Except as otherwise provided herein, this Agreement may only be amended or supplemented by a written agreement signed by the Seller and the Buyers (with respect to provisions only binding the Seller and the Buyers) or all Parties (with respect to provisions binding all Parties). Assignment Neither the Seller nor any of the Buyers may assign any of their rights or obligations under this Agreement without the written consent of the other. The Company may not assign any of its rights or obligations under this Agreement. 13 LEGAL EU # 27921364.10 14. 15. 16. 17. 18. anemdt Severability If one or more of the provisions of this Agreement is or becomes invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any Way be affected and any invalid provision shall be deemed to be severable from this Agreement. Each of the Seller, the Buyers and, if applicable, the Company, agrees in such case to use their reasonable efforts to negotiate in good faith a legally valid and economically equivalent replacement provision. Costs Each Party shall bear its own costs, fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement. Counterparts This Agreement may be executed in any number of counterparts and by the Parties on separate counterparts, all of which shall together constitute one instrument. Governing Law and Jurisdiction This Agreement shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. The Parties irrevocably agree that any disputes arising out of or in connection with this Agreement shall be submitted exclusively to the courts of the City of Luxembourg, Grand Duchy of Luxembourg. Electronic Signatures The Parties irrevocably and unresen/edly agree that this Agreement and the other document(s) in question may be executed by way of qualified electronic signatures and the Parties agree that such document(s), or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record. The Parties have executed this Agreement in counterparts on the date first above written. [Remainder of page remains intentionally blank and signature pages follows] 14 LEGAL EU # 27921364.10 1866777-NYCSR03A - MSW SELLER [Seller Signature page - Share Transfer Agreement] Atalaya Luxco P|Kco Acting through its general partner and sole manager Atalaya PlKco S.a r.l. By: Duly authorized manager By: Duly authorized manager LEGAL_EU # 27921364.10 aPendt [Buyer signature page - Share Transfer Agreement] BUYER Chesham Investment Pte Ltd By: Name: Title: Address: Phone Fax: Email: LEGAL_EU # 27921364.10 aPendt [Buyer signature page - Share Transfer Agreement] BUYER Mezzanine Partners ll Onshore Lux SARL ll By‘ Name: Title: Address: Phone Email: BUYER Mezzanine Partners ll Offshore Lux SARL ll By: Name: Title: Address: Phone Email: BUYER Mezzanine Partners ll Institutional Lux SARL ll By: Name: Title: Address: Phone Email: BUYER Mezzanine Partners ll AP Lux SARL ll By: Name: Title: Address: Phone Email: LEGAL_EU # 27921364.10 By: Name Title: By. Name Title: By: Name: Title: By: Name: Title: anendt [Buyer signature page - Share Transfer Agreement] i Taheebo Holdings LLC By: Name: Title: Address: Phone Fax: Email: LEGAL_EU # 27921364.10 aPendt COMPANY Atento S.A. By: Title: [Company signature page - Share Transfer Agreement] LEGAL EU # 27921364.10 aPendt APPENDIX 1 aPendt Name of Buyer Principal amount of Number of Sale Senior PIK Notes held Shares Share No. Mezzanine Partners II Offshore Lux Sarl ll $102,790,338 10,904,985 8,221,719 to 19,126,703 Mezzanine Partners ll Onshore Lux Sari ll $59,788,166 6,342,902 1,878,817 to 8,221,718 Mezzanine Partners ll Institutional Lux Sarl ll $10,837,123 1,149,706 729,111 to 1,878,816 Mezzanine Partners II AP LUX SARL ll $6,872,584 729,110 1 to 729,110 Chesham Investment Pte Ltd $155,331,463 16,478,978 19,126,704 to 35,605,681 Taheebo Holdings LLC $105,660,481 11,212,205 35,605,682 to 46,817,886 LEGAL_EU # 27921364.10 anendt APPENDIX 2 REGULATORY CONDITIONS PRECEDENT Clearance by the Administrative Council for Economic Defense (CADE) pursuant to the Brazilian Competition Law (12,529/2011), it being understood that the date of such clearance takes place 15 waiting days after the publication in the Brazilian Official Gazette of the approval decision by the General Superintendence of CADE, and provided that the approval decision is not challenged before CADE during the 15 waiting days period. Authorization or favourable resolution by the Federal Economic Competition Commission (COFECE) pursuant to the Federal Law on Economic Competition, published in Mexico's Official Gazette on 23 May, 2014. 21 LEGAL_EU # 2792136440 LEGAL_EU # 27921364.10 EXHIBIT 1 Termination Agreement arendt 22 LEGAL_EU # 27921364.10 EXHIBIT 2 Registration Rights Agreement arendt 23 LEGAL_EU # 27921364.10 EXHIBIT 3 Mutual Release Agreement arendt 24 LEGAL_EU # 27921364.10 EXHIBIT 4 Piedge Agreement(s) arendt 25 LEGAL_EU # 27921364.10 EXHIBIT 5 Director Nomination Agreements arendt 26 LEGAL_EU # 27921364.10 EXHIBIT 6 Resignation Letters arendt 27 LEGAL_EU # 27921364.10 EXHIBIT 7 Share Transfer Notice arendt 28

EXHIBIT 3
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SCHEDULE 13D

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT, dated as of May 6, 2020 (this “Agreement”), by and among Atento S.A., a société anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B185761, having its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg (the “Company”), the entities listed under the respective headings “HPS,” “GIC,” and “Farallon” on Schedule A hereto (each such entity, an “Investor Entity” and, each such group of Investor Entities, including Affiliated Funds of such Investor Entities who receive any Ordinary Shares, an “Investor”), and each other Person who executes a joinder hereto (collectively with the Investor Entities, the “Holders,” and, each, a “Holder”). Capitalized terms used herein but not otherwise defined shall have the meanings assigned to such terms in Section 1 hereto.

WHEREAS, the Investor Entities would like to acquire and hold a certain number of Ordinary Shares pursuant to a share transfer agreement, to be dated on or about the date hereof, by and among Atalaya Luxco PIKco, as seller, the Investor Entities, severally and not jointly, as buyers, and the Company (the “Acquisition”).

WHEREAS, as an inducement for each Investor Entity to acquire such Ordinary Shares and for other good and valuable consideration received, the parties hereto hereby agree that this Agreement shall govern the rights of the Holders to cause the Company to register for public resale the Ordinary Shares such Holders hold.

WHEREAS, the Company deems it advisable and in the best interests of the Company to enter into this Agreement as set forth herein.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.       Definitions. As used herein, the following terms shall have the following meanings.

“Agreement” has the meaning set forth in the preamble hereof.

“Affiliate” means, with respect to a specified Person, any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. For purposes of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Fund” shall mean, with respect to any Person, (i) such Person’s Affiliates, which for purposes of this clause (i) only includes any investment fund, investment vehicle, investment account or holding company that is directly or indirectly managed or advised by the same manager or investment adviser as such Person or by an Affiliate of such manager or investment adviser, and (ii) (A) any member or general or limited partner of such Person and (B) any corporation, partnership, limited liability company or other entity that is an Affiliate of such Person or any general or limited partner of such Person. For the avoidance of doubt, for purposes of this Agreement, (x) each Investor Entity listed under the heading “HPS” on Schedule A hereto and its Affiliated Funds shall be an Affiliated Fund of each other Investor Entity so listed, (y) each Investor Entity listed under the heading “GIC” on Schedule A hereto and its Affiliated Funds shall be an Affiliated Fund of each other Investor Entity so listed, and (z) each Investor Entity listed under the heading “Farallon” on Schedule A hereto and its Affiliated Funds shall be an Affiliated Fund of each other Investor Entity so listed.

“Acquisition” has the meaning set forth in the recitals hereto.

“Automatic Shelf Registration Statement” means a Shelf Registration Statement filed with the Commission on Form S-3ASR or Form F-3ASR.

“Business Day” means any day of the year other than Saturdays, Sundays and public holidays in New York, New York or Luxembourg, Grand Duchy of Luxembourg.

“Commission” means the Securities and Exchange Commission.

“Company” has the meaning set forth in the preamble hereof.

“Demand Registrations” has the meaning set forth in Section 2(a).

“End of Suspension Notice” has the meaning set forth in Section 2(f)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Free Writing Prospectus” means a free-writing prospectus, as defined in Rule 405 of the Securities Act.

“Holder” has the meaning set forth in the preamble hereof.

“Investor” has the meaning set forth in the preamble hereof.

“Investor Entity” has the meaning set forth in the preamble hereof.

“Long-Form Registrations” has the meaning set forth in Section 2(a).

“Losses” has the meaning set forth in Section 7(a).

“Ordinary Shares” means the Company’s ordinary shares, no nominal value, or any successor security thereto.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or other entity, or a governmental entity (or any department, agency or political subdivision thereof).

“Piggyback Registration” has the meaning set forth in Section 3(a).

“Registrable Securities” means (i) any Ordinary Shares issued or issuable to any Holder, (ii) any securities of the Company issued or issuable directly or indirectly with respect to the securities referred to in clause (i) immediately above and clause (iii) immediately below by way of dividend, split, combination, recapitalization, exchange, merger, consolidation or other reorganization, and (iii) any Ordinary Shares held by any Holder on the date hereof or thereafter. As to any particular Registrable Securities, such securities will cease to be Registrable Securities when they have been (a) distributed to the public pursuant to an offering registered under the Securities Act or (b) sold to the public through a broker, dealer or market maker in compliance with Rule 144. For purposes of this Agreement, a Person will be deemed to be a Holder whenever such Person has the right to acquire such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise), whether or not such acquisition has actually been effected.

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“Registration Expenses” has the meaning set forth in Section 6.

“Requisite Holders” means the Holders holding at least 66 2/3% of the applicable Registrable Securities.

“Rule 144” means Rule 144 under the Securities Act (or any successor rule then in force).

“Securities Act” means the Securities Act of 1933, as amended.

“Shelf Registrable Securities” has the meaning set forth in Section 2(d)(ii).

“Shelf Registration” means a registration of Registrable Securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Registration Statement” has the meaning set forth in Section 2(d)(i).

“Shelf Offering” has the meaning set forth in Section 2(d)(ii).

“Shelf Offering Notice” has the meaning set forth in Section 2(d)(ii).

“Shelf Offering Request” has the meaning set forth in Section 2(d)(ii).

“Short-Form Registrations” has the meaning set forth in Section 2(a).

“Suspension Event” has the meaning set forth in Section 2(f)(ii).

“Suspension Notice” has the meaning set forth in Section 2(f)(ii).

“Suspension Period” has the meaning set forth in Section 2(f)(i).

“Underwritten Takedown” has the meaning set forth in Section 2(d)(ii).

2.       Demand Registrations.

(a)       Requests for Registration. Subject to this Section 2, the Requisite Holders of all Registrable Securities at such time may request registration, whether underwritten or otherwise, under the Securities Act of all or part of their Registrable Securities on Form S-1, Form F-1 or any similar long-form registration (“Long-Form Registrations”) or on Form S-3 or Form F-3 or any similar short-form registration (“Short-Form Registrations”), if available. All registrations requested pursuant to this Section 2 and any underwritten offerings with respect thereto, are referred to herein as “Demand Registrations.” Each request for a Long-Form Registration or Short-Form Registration shall specify the approximate number of Registrable Securities requested to be registered and the anticipated per share price range for such offering. Within ten (10) days after receipt of any such request for a Long-Form Registration or Short-Form Registration, the Company will give written notice of such requested registration to all other Holders and will include (subject to the provisions of this Agreement including clause (d) below) in such registration (and in all related registrations or qualifications under blue sky laws or in compliance with other registration requirements and in any related underwriting) all Registrable Securities with respect to which the Company has received written requests for inclusion therein within five (5) days after the receipt of the Company’s notice. Each Holder agrees that such Holder shall treat as confidential the receipt of the notice of Demand Registration and shall not disclose or use the information contained in such notice of Demand Registration without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Holder in breach of the terms of this Agreement.

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(b)       Long-Form Registrations. Requisite Holders of all Registrable Securities at such time will be entitled to request three (3) Long-Form Registrations (not including any request for a Shelf Registration) in which the Company will pay all Registration Expenses. A registration will not count as a permitted Long-Form Registration until it has become effective and unless the Requisite Holders are able to register and sell at least 90% of the Registrable Securities requested to be included in such registration; it being understood and agreed that the Requisite Holders making a request for a Demand Registration hereunder may withdraw from such registration at any time prior to the effective date of such Demand Registration, in which case such request will not count as one of the permitted Demand Registrations for such Holders, irrespective of whether or not such registration is effected.

(c)       Short-Form Registrations. Requisite Holders of all Registrable Securities at such time will be entitled to request an unlimited number of Short-Form Registrations in which the Company will pay all Registration Expenses. Demand Registrations will be Short-Form Registrations whenever the Company is permitted to use any applicable short-form registration and if the managing underwriters (if any) agree to the use of a Short Form Registration. The Company will use its best efforts to make Short-Form Registrations available for the sale of Registrable Securities.

(d)       Shelf Registration.

(i)       Subject to the availability of required financial information, as promptly as practicable after the Company receives written notice of a request for a Shelf Registration, the Company shall file with the Commission a registration statement under the Securities Act for the Shelf Registration (a “Shelf Registration Statement”). The Company shall use its reasonable best efforts to cause any Shelf Registration Statement to be declared effective under the Securities Act as soon as practicable after the initial filing of such Shelf Registration Statement, and once effective, the Company shall cause such Shelf Registration Statement to remain continuously effective for such time period as is specified in such request, but for no time period longer than the period ending on the earliest of (A) the date on which all Registrable Securities covered by such Shelf Registration have been sold pursuant to the Shelf Registration, and (B) the date as of which there are no longer any Registrable Securities covered by such Shelf Registration in existence.

(ii)       In the event that a Shelf Registration Statement is effective, the Requisite Holders of the Registrable Securities covered by such Shelf Registration Statement shall have the right at any time or from time to time to elect to sell pursuant to an offering (including an underwritten offering (an “Underwritten Takedown”)) Registrable Securities available for sale pursuant to such registration statement (“Shelf Registrable Securities”), so long as the Shelf Registration Statement remains in effect, and the Company shall pay all Registration Expenses in connection therewith. The Requisite Holders of the Registrable Securities covered by such Shelf Registration Statement shall make such election by delivering to the Company a written request (a “Shelf Offering Request”) for such offering specifying the number of Shelf Registrable Securities that the Holders desire to sell pursuant to such offering (the “Shelf Offering”). As promptly as practicable, but no later than two (2) Business Days after receipt of a Shelf Offering Request, the Company shall give written notice (the “Shelf Offering Notice”) of such Shelf Offering Request to all other holders of Shelf Registrable Securities. The Company, subject to Sections 2(e) and 8 hereof, shall include in such Shelf Offering the Shelf Registrable Securities of any other holder of Shelf Registrable Securities that shall have made a written request to the Company for inclusion in such Shelf Offering (which request shall specify the maximum number of Shelf Registrable Securities intended to be disposed of by such Holder) within five (5) days after the receipt of the Shelf Offering Notice. The Company shall, as expeditiously as possible (and in any event within twenty (20) days after the receipt of a Shelf Offering Request, unless a longer period is agreed to by the Requisite Holders that made the Shelf Offering Request), use its reasonable best efforts to facilitate such Shelf Offering. Each Holder agrees that such Holder shall treat as confidential the receipt of the Shelf Offering Notice and shall not disclose or use the information contained in such Shelf Offering Notice without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Holder in breach of the terms of this Agreement.

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(iii)       Notwithstanding the foregoing, if the Requisite Holders wish to engage in an underwritten block trade off of a Shelf Registration Statement (either through filing an Automatic Shelf Registration Statement or through a take-down from an already existing Shelf Registration Statement), then notwithstanding the foregoing time periods, such Holders only need to notify the Company of the block trade Shelf Offering two (2) Business Days prior to the day such offering is to commence (unless a longer period is agreed to by the Requisite Holders wishing to engage in the underwritten block trade) and the Company shall promptly notify other Holders and such other Holders must elect whether or not to participate by the next Business Day (i.e., one (1) Business Day prior to the day such offering is to commence) (unless a longer period is agreed to by the Requisite Holders wishing to engage in the underwritten block trade) and the Company shall as expeditiously as possible use its reasonable best efforts to facilitate such offering (which may close as early as two (2) Business Days after the date it commences); provided that the Requisite Holders shall use commercially reasonable efforts to work with the Company and the underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the underwritten block trade.

(iv)       The Company shall, at the request of the Requisite Holders of the Registrable Securities covered by a Shelf Registration Statement, file any prospectus supplement or, if the applicable Shelf Registration Statement is an Automatic Shelf Registration Statement, any post-effective amendments and otherwise take any action necessary to include therein all disclosure and language deemed necessary or advisable by such Requisite Holders to effect such Shelf Offering.

(e)       Priority on Demand Registrations and Shelf Offerings. If a Demand Registration or a Shelf Offering is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold therein without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company will include in such registration, (i) first, the number of Registrable Securities requested to be included in such registration which, in the opinion of such underwriters, can be sold without any such adverse effect, pro rata, if necessary, among the Holders based on the number of Registrable Securities requested to be included therein by each such Holder, and (ii) second, any other securities of the Company included in such registration which, in the opinion of such underwriters, can be sold without any such adverse effect, pro rata, if necessary, on the basis of the number of shares of such other securities requested to be included therein by each such Holder.

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(f)       Restrictions on Demand Registrations and Shelf Offerings.

(i)       The Company shall not be obligated to effect any Demand Registration within ninety (90) days after the effective date of a previous Demand Registration or a previous registration in which Registrable Securities were included pursuant to Section 3 and in which there was no reduction in the number of Registrable Securities requested to be included. The Company shall not be obligated to effect more than one (1) Long-Form Registration that is a Demand Registration (not including any Shelf Registration) in the same calendar year. The Company may postpone, for up to sixty (60) days from the date of the request, the filing or the effectiveness of a registration statement for a Demand Registration or suspend the use of a prospectus that is part of a Shelf Registration Statement for up to sixty (60) days from the date of the Suspension Notice (as defined below) and therefore suspend sales of the Shelf Registrable Securities (such period, the “Suspension Period”) by providing written notice to the Holders if the Company’s board of directors determines in its reasonable good faith judgment, upon advice of counsel, that the sale of Registrable Securities pursuant to the registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law, and (x) the Company has a bona fide business purpose for preserving the confidentiality of such information or (y) disclosure would have a material adverse effect on the Company or the Company’s ability to consummate a transaction; provided that in such event, the Holders of Registrable Securities shall be entitled to withdraw such request for a Demand Registration or underwritten Shelf Offering and the Company shall pay all Registration Expenses in connection with such Demand Registration or Shelf Offering. The Company may not delay Demand Registrations hereunder for more than ninety (90) days in any twelve-month period without the consent of the applicable Requisite Holders. The Company also may extend any Suspension Period for an additional consecutive sixty (60) days with the consent of the applicable Requisite Holders, which consent shall not be unreasonably withheld, conditioned or delayed.

(ii)       In the case of an event that causes the Company to suspend the use of a Shelf Registration Statement as set forth in paragraph (f)(i) above or pursuant to Section 5(f) (a “Suspension Event”), the Company shall give a notice to the Requisite Holders of the Registrable Securities registered pursuant to such Shelf Registration Statement (a “Suspension Notice”) to suspend sales of the Registrable Securities and such notice shall state generally the basis for the notice (without disclosing material non-public information about the Company) and that such suspension shall continue only for so long as the Suspension Event or its effect is continuing. A Holder shall not effect any sales of the Registrable Securities pursuant to such Shelf Registration Statement (or such filings) at any time after it has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice (as defined below). Each Holder agrees that such Holder shall treat as confidential the receipt of the Suspension Notice and shall not disclose or use the information contained in such Suspension Notice without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Holder in breach of the terms of this Agreement. The Holders may recommence effecting sales of the Registrable Securities pursuant to the Shelf Registration Statement (or such filings) following further written notice to such effect (an “End of Suspension Notice”) from the Company, which End of Suspension Notice shall be given by the Company to the Holders and to the Holders’ counsel, if any, promptly following the conclusion of any Suspension Event and its effect.

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(iii)       Notwithstanding any provision herein to the contrary, if the Company shall give a Suspension Notice with respect to any Shelf Registration Statement pursuant to this Section 2(f), the Company agrees that it shall extend the period of time during which such Shelf Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from the date of receipt by the Holders of the Suspension Notice to and including the date of receipt by the Holders of the End of Suspension Notice and provide copies of any supplemented or amended prospectus necessary to resume sales, with respect to each Suspension Event; provided that such period of time shall not be extended beyond the date that there are no longer Registrable Securities covered by such Shelf Registration Statement.

(g)       Selection of Underwriters. In the case of a Demand Registration, subject to Section 2(d)(iii) above, the Requisite Holders of the Registrable Securities included in such Demand Registration will have the right to select the investment banker(s) and manager(s) to administer the offering, which investment banker(s) and manager(s) will be nationally recognized and reasonably acceptable to the Company.

(h)       Other Registration Rights. Without the prior written consent of the Requisite Holders of Registrable Securities at such time (excluding for this purpose only any Holders whose Registrable Securities may be sold freely under Rule 144 without regard to volume or manner of sale restrictions), the Company will not grant to any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) beneficially owning (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) less than or equal to 15% (on a fully-diluted basis) of Ordinary Shares at such time the right to request the Company to register any equity securities of the Company. If any Person or such group beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) in excess of 15% (on a fully-diluted basis) of Ordinary Shares at such time, the Company will not, without the prior written consent of the Holders of the Requisite Holders of Registrable Securities at such time, enter into any agreement with any holder or prospective holder of any securities of the Company that provides such holder or prospective holder with registration rights relating to equity securities of the Company that are superior to, or have priority over, the registration rights provided to the Holders pursuant to this Agreement.

3.       Piggyback Registrations.

(a)       Right to Piggyback. Whenever the Company proposes to register or offer pursuant to a registration statement any of its Ordinary Shares in an underwritten offering under the Securities Act other than pursuant to (i) a Demand Registration (which will be governed by Section 2 above), or (ii) pursuant to a registration statement on Form S-8, S-4, F-4 or any similar or successor form, and the registration form to be used may be used for the registration of Registrable Securities (a “Piggyback Registration”), the Company will give prompt written notice to all Holders of its intention to effect such a registration or underwriting and will, subject to the provisions of this Agreement including clauses (c) and (d) below, include in such registration or underwriting (and in all related registrations or qualifications under blue sky laws or in compliance with other registration requirements and in any related underwriting) all Registrable Securities with respect to which the Company has received written requests for inclusion therein within five (5) days after the receipt of the Company’s notice thereof.

(b)       Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, the Company will include in such registration all securities requested to be included in such registration; provided that if the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company will include in such registration (i) first, the securities the Company proposes to sell and (ii) second, Registerable Securities and other securities, if any, requested to be included in such registration which, in the opinion of such underwriters, can be sold without any such adverse effect, pro rata among the holders of Registerable Securities and holders of such other securities on the basis of the number of securities requested to be included therein.

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(c)       Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company’s securities (which registration was granted in accordance with Section 2(h) above), the Company will include in such registration all securities requested to be included in such registration; provided that if the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company will include in such registration (i) first, the securities requested to be included therein by the holders initially requesting such registration which, in the opinion of the underwriters, can be sold without any such adverse effect and (ii) second, the Registrable Securities and other securities, if any, requested to be included in such registration, which, in the opinion of the underwriters, can be sold without any such adverse effect, pro rata among the holders of Registerable Securities and holders of such other securities on the basis of the number of securities requested to be included therein.

(d)       Selection of Underwriters. In case of a Piggyback Registration that is an underwritten primary registration on behalf of the Company, the Company will have the right to select the investment banker(s) and manager(s) to administer the offering, which investment banker(s) and manager(s) will be nationally recognized and reasonably acceptable to the Requisite Holders of the Registrable Securities included in such Piggyback Registration.

(e)       Obligations of Seller. During such time as any Holder may be engaged in a distribution of securities pursuant to an underwritten Piggyback Registration, such Holder shall distribute any Registrable Securities held by such Holder only under the registration statement and solely in the manner described in the registration statement.

(f)       Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 3 whether or not any Holder of Registrable Securities has elected to include securities in such registration. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 6.

4.       Holdback Agreements.

(a)       In connection with all underwritten Demand Registrations and underwritten Piggyback Registrations, each Holder shall enter into customary lock-up agreements with the managing underwriters of the relevant offering, provided that the lock-up period shall not extend beyond ninety (90) days after the pricing of the relevant offering. The Company may impose stop-transfer instructions with respect to the Ordinary Shares (or other securities) subject to the foregoing restriction until the end of such period.

(b)       The Company (i) shall not effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during such period of time as may be required by the underwriters managing such underwritten registration following the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration (such period of time to be no longer than the lock-up period applicable to the Holders), and (ii) shall cause each holder (other than the Holders) of at least 5% (on a fully-diluted basis) of its Ordinary Shares, or any securities convertible into or exchangeable or exercisable for Ordinary Shares, purchased from the Company at any time after the date of this Agreement (other than in a registered public offering) to agree not to effect any public sale or distribution (including sales pursuant to Rule 144) of any such securities during such period (such period of time to be no longer than the lock-up period applicable to the Holders), except as part of such underwritten registration, if otherwise permitted, unless the underwriters managing the registered public offering otherwise agree in writing.

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5.       Registration Procedures. Whenever the Holders have requested that any Registrable Securities be registered pursuant to this Agreement, the Company will use its best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company will as expeditiously as possible:

(a)       in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder, prepare and file with the Commission a registration statement, and all amendments and supplements thereto and related prospectuses, with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will furnish to counsel for any Holder of Registrable Securities covered by such registration statement copies of all such documents proposed to be filed), which documents shall be subject to the review and comment of such counsel, and include in any Short-Form Registration such additional information reasonably requested by the Requisite Holders of the Registrable Securities covered by such registration statement, or the underwriters, if any, for marketing purposes, whether or not required by applicable securities laws;

(b)       (i) notify each Holder of the effectiveness of each registration statement filed hereunder, (ii) unless provided otherwise in this Agreement, prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the lesser of (x) 180 days and (y) such shorter period which will terminate when all Registrable Securities covered by the registration statement have been sold and (iii) comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

(c)       furnish to each seller of Registrable Securities thereunder such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus), each Free Writing Prospectus and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(d)       use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process (i.e., service of process which is not limited solely to securities law violations) in any such jurisdiction);

(e)       notify each seller of such Registrable Securities, (i) promptly after it receives notice thereof, of the date and time when such registration statement and each post-effective amendment thereto has become effective or a prospectus or supplement to any prospectus relating to a registration statement has been filed and when any registration or qualification has become effective under a state securities or blue sky law or any exemption thereunder has been obtained, (ii) promptly after receipt thereof, of any request by the Commission for the amendment or supplementing of such registration statement or prospectus or for additional information, and (iii) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company will promptly prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

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(f)       prepare and file promptly with the Commission, and notify such Holders prior to the filing of, such amendments or supplements to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Securities Act, when any event has occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and, in case any of such Holders or any underwriter for any such Holders is required to deliver a prospectus at a time when the prospectus then in circulation is not in compliance with the Securities Act or the rules and regulations promulgated thereunder, the Company shall use its best efforts to prepare promptly upon request of any such Holder or underwriter such amendments or supplements to such registration statement and prospectus as may be necessary in order for such prospectus to comply with the requirements of the Securities Act and such rules and regulations;

(g)       cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed;

(h)       provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

(i)       enter into and perform such customary agreements (including underwriting agreements in customary form) and take all such other actions as the Requisite Holders of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

(j)       make available at reasonable times for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement subject to the applicable person(s) executing a nondisclosure agreement in reasonable form and substance if reasonably required by the Company;

(k)       make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(l)       otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earning statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the registration statement, which earning statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

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(m)       permit any Holder which Holder, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such Holder and its counsel should be included;

(n)       use its best efforts to prevent the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Ordinary Shares included in such registration statement for sale in any jurisdiction, and in the event of the issuance of any such stop order or other such order the Company shall advise such Holders of such stop order or other such order promptly after it shall receive notice or obtain knowledge thereof and shall use its best efforts promptly to obtain the withdrawal of such order;

(o)       use its reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities;

(p)       cooperate with each Holder of Registrable Securities covered by the registration statement and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with Financial Industry Regulatory Authority, Inc.;

(q)       use its reasonable best efforts to make available the executive officers of the Company to participate with the Holders of Registrable Securities and any underwriters in any “road shows” or other selling efforts that may be reasonably requested by the Holders in connection with the methods of distribution for the Registrable Securities;

(r)       in the case of any underwritten offering, use its reasonable best efforts to obtain a “cold comfort” letter from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the Holders of Registrable Securities being sold reasonably request;

(s)       if Registrable Securities are to be sold in an underwritten offering, to include in the registration statement to be used, or in the case of a Shelf Registration, the prospectus supplement to be used, all such information as may be reasonably requested by the underwriters for the marketing and sale of such Registrable Securities;

(t)       provide a legal opinion of one (or more if requested by the underwriters in such offering) of the Company’s outside counsel, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), with respect to the registration statement, each amendment and supplement thereto, the prospectus included therein (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature;

(u)       if the Company files an Automatic Shelf Registration Statement covering any Registrable Securities, use its reasonable best efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405 under the Securities Act)) during the period during which such Automatic Shelf Registration Statement is required to remain effective;

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(v)       if the Company does not pay the filing fee covering the Registrable Securities at the time an Automatic Shelf Registration Statement is filed, pay such fee at such time or times as the Registrable Securities are to be sold; and

(w)       if the Shelf Registration Statement would otherwise cease to be effective, use its reasonable best efforts to file a new Shelf Registration Statement covering the Registrable Securities on Form F-3 or S-3, as applicable, and, if such form is not available, Form F-1 or S-1, as applicable, and keep such registration statement effective during the period during which such registration statement is required to be kept effective.

If any such registration or comparable statement refers to any Holder by name or otherwise as the holder of any securities of the Company and if, in its sole and exclusive judgment, such Holder is or might be deemed to be a controlling person of the Company, such Holder shall have the right to require (i) the insertion therein of language, in form and substance satisfactory to such Holder and presented to the Company in writing, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company’s securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company, or (ii) in the event that such reference to such Holder by name or otherwise is not required by the Securities Act or any similar Federal statute then in force, the deletion of the reference to such Holder; provided that with respect to this clause (ii) such Holder shall furnish to the Company an opinion of counsel to such effect, which opinion and counsel shall be reasonably satisfactory to the Company.

6.       Registration Expenses. All expenses incident to the Company’s performance of or compliance with this Agreement, including without limitation all registration, qualification and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, fees and disbursements of counsel for the Company, fees and disbursements of one (1) counsel selected by the Requisite Holders of the applicable Registrable Securities up to an amount of U.S.$150,000 in the aggregate, and fees and disbursements of all independent certified public accountants, underwriters (excluding underwriting discounts and commissions) and other Persons retained by the Company and, to the extent approved by the Company in advance, the reasonable expenses related to any “Road Show” for an underwritten offering, including travel, meals and lodging (all such expenses being herein called “Registration Expenses”), shall be borne by the Company. For the avoidance of doubt, the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed. Notwithstanding anything contained herein, each Person that sells securities pursuant to a Demand Registration or Piggyback Registration hereunder shall bear and pay all underwriting discounts and commissions applicable to the securities sold for such Person’s account.

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7.       Indemnification.

(a)       The Company agrees to indemnify and hold harmless, to the extent permitted by law, each Holder, its partners, members, officers, directors, employees, agents and representatives and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse such Holder, partners, members, director, officer or controlling person for any legal or other expenses reasonably incurred by such Holder, partner, member, director, officer, employee, agent, representative or controlling person in connection with the investigation or defense of such loss, claim, damage, liability or expense, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein or by such Holder’s failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such Holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Holders.

(b)       In connection with any registration statement in which a Holder is participating, each such Holder will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, will (i) indemnify the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact relating to such Holder and provided by such Holder to the Company or the Company’s agent contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in, or based upon, any information or affidavit so furnished in writing by such Holder; provided, that the obligation to indemnify will be individual, not joint and several, to each Holder and will be limited to the net amount of proceeds received by such Holder from the sale of Registrable Securities pursuant to such registration statement, and (ii) reimburse the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act) for any legal or other expenses reasonably incurred by such Persons in connection with the investigation or defense of such loss, claim, damage, liability or expense, except insofar as the same are caused by or contained in any information furnished to such Holder by such Persons expressly for use therein. In connection with an underwritten offering in which a Holder is participating, each such Holder will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act).

(c)       Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that failure to give such notice shall not affect the right of such Person to indemnification hereunder unless such failure is prejudicial to the indemnifying party’s ability to defend such claim) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its prior written consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

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(d)       The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the transfer of securities. The Company and each Holder also agree to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the indemnification provided for herein is unavailable for any reason.

(e)       If the indemnification provided for in this Section 7 is held by a court of competent jurisdiction to be unavailable to an indemnified party or is otherwise unenforceable with respect to any loss, claim, damage, liability or action referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, claim, damage, liability or action as well as any other relevant equitable considerations; provided that the maximum amount of liability in respect of such contribution shall be limited, in the case of each seller of Registrable Securities, to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if the contribution pursuant to this Section 7(e) were to be determined by pro rata allocation or by any other method of allocation that does not take into account such equitable considerations. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses referred to herein shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending against any action or claim which is the subject hereof. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

(f)       No indemnifying party shall, except with the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(g)       Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an underwritten public offering conflict with the foregoing provisions, the provisions in the underwriting agreement shall control, unless such provisions expressly state otherwise.

8.       Participation in Underwritten Registrations.

(a)       No Person may participate in any registration hereunder which is underwritten unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including pursuant to any over-allotment or “green shoe” option requested by the underwriters; provided that no Holder shall be required to sell more than the number of Registrable Securities such Holder has requested to include) and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, underwriting agreements, lockup agreements (subject to Section 4(a) hereof) and other documents reasonably required under the terms of such underwriting arrangements; provided further, that no Holder included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters other than representations and warranties regarding such Holder and such Holder’s intended method of distribution. Each Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company and the lead managing underwriter(s) that are consistent with such Holder’s obligations under Section 4 or that are necessary to give further effect thereto.

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(b)       Price and Underwriting Discounts. In the case of an underwritten Demand Registration or Underwritten Takedown requested by Holders pursuant to this Agreement, the price, underwriting discount and other financial terms of the related underwriting agreement for the Registrable Securities shall be determined by the Requisite Holders of the Registrable Securities included in such underwritten offering.

(c)       Suspended Distributions. Each Person that is participating in any registration under this Agreement, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5(f), shall immediately discontinue the disposition of its Registrable Securities pursuant to the registration statement until such Person’s receipt of the copies of a supplemented or amended prospectus as contemplated by Section 5(f). In the event the Company has given any such notice, the applicable time period set forth in Section 5(b) during which a Registration Statement is to remain effective shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to this Section 8(c) to and including the date when each seller of Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 5(f).

9.       Rule 144 Reporting. With a view to making available to the Holders the benefits of certain rules and regulations of the Commission which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its best efforts to:

(a)       at all times, make and keep current public information available, within the meaning of Rule 144 or any similar or analogous rule promulgated under the Securities Act;

(b)       file with the Commission, in a timely manner, all reports and other documents required of the Company under the Securities Act and Exchange Act; and

(c)       so long as any party hereto owns any Registrable Securities, furnish to such Person forthwith upon request, a written statement by the Company as to its compliance with the reporting requirements of said Rule 144, the Securities Act and the Exchange Act; a copy of the most recent annual or quarterly report of the Company; and such other reports and documents as such Person may reasonably request in availing itself of any rule or regulation of the Commission allowing it to sell any such securities without registration.

(d)       The Company shall cooperate with the Holders in any sale and or transfer of Registrable Securities including by means not involving a registration statement.

10.       Effectiveness. This Agreement shall become effective upon consummation, in whole or in part, of the Acquisition.

11.       Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally, mailed by certified or registered mail, return receipt requested and postage prepaid, or sent via a nationally recognized overnight courier, or sent via facsimile or electronic mail to the recipient. Such notices, demands and other communications will be sent to the applicable parties hereto at such address or to the attention of such other Person as is specified in the Company’s books and records or such other address or to the attention of such other Person as the recipient party shall have specified by prior written notice to the sending party.

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12.       Miscellaneous.

(a)       No Similar Agreements. The Company acknowledges that it is not party to any other agreement providing for registration rights or similar rights with any holder, or potential holder, of its securities, and that the Registration Rights Agreement, dated as of October 6, 2014, by and among the Company, Atalaya Luxco Pikco S.C.A. and each of the other Persons party thereto has been terminated on or prior to the date hereof.

(b)       No Inconsistent Agreements. The Company will not enter into any agreement which is inconsistent with or violates the rights granted to the Holders in this Agreement.

(c)       Remedies. Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

(d)       Amendments and Waivers. Except as otherwise provided herein, no modification, amendment or waiver to or of this Agreement or any provision hereof shall be effective against the Company or the other Persons party hereto unless such modification, amendment or waiver is approved in writing by the Company and each Investor. Notwithstanding anything to the contrary, no modification, amendment or waiver to or of this Agreement or any provision hereof that adversely affects the rights or obligations hereunder of any particular Holder or group of Holders while not similarly affecting the rights or obligations hereunder of all Holders shall be effective against such Holder or group of Holders unless approved in writing by such Holder or the Holders of a majority of the Registrable Securities held by such group of Holders, as the case may be. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms. No waiver of any provision of this Agreement shall be implied from any course of dealing between the parties hereto or from any failure by either party to assert its or his or her rights hereunder on any occasion or series of occasions.

(e)       Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. Each party hereto that is an Investor Entity may assign its rights and obligations hereunder, in whole or in part, to any of its Affiliated Funds in connection with a transfer of Registrable Securities to such Affiliated Fund. In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or Holders are also for the benefit of, and enforceable by, any subsequent Holder.

(f)       Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties hereto with regard to the subject matter hereof and supersedes all prior oral or written (and all contemporaneous oral) agreements or understandings with respect to the subject matter hereof.

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(g)       Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

(h)       Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

(i)       GOVERNING LAW; JURISDICTION. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF NEW YORK OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK. EACH OF THE PARTIES HERETO AGREES THAT ANY ACTION OR PROCEEDING ARISING UNDER AND RELATED TO THE MATTERS SET FORTH IN THIS AGREEMENT SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE COURTS OF THE STATE OF NEW YORK LOCATED IN THE CITY AND COUNTY OF NEW YORK OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK. EACH OF PARTIES HERETO IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR THE PURPOSE OF ANY SUCH ACTION OR PROCEEDING AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH SUCH ACTION OR PROCEEDING. EACH OF PARTIES HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY HAVE OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH ACTION OR PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY MATTER OR TRANSACTION CONTEMPLATED HEREBY.

(j)       Time is of the Essence; Computation of Time. Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a day which is not a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

(k)       Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(l)       Electronic Signatures. The parties hereto irrevocably and unreservedly agree that this Agreement and the other document(s) in question may be executed by way of electronic signatures and the parties hereto agree that such document(s), or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ATENTO S.A.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Mezzanine Partners II Onshore Lux Sarl II

By:
Name:
Title: Authorised Signatory

Address: 291 route d’Arlon L-1150 Luxembourg
Phone: 28836205
Email: luxembourg@hpspartners.com

Mezzanine Partners II Offshore Lux Sarl II

By:
Name:
Title: Authorised Signatory

Address: 291 route d’Arlon L-1150 Luxembourg
Phone: 28836205
Email: luxembourg@hpspartners.com

Mezzanine Partners II Institutional Lux Sarl II

By:
Name:
Title: Authorised Signatory

Address: 291 route d’Arlon L-1150 Luxembourg
Phone: 28836205
Email: luxembourg@hpspartners.com

Mezzanine Partners II AP Lux Sarl II

By:
Name:
Title: Authorised Signatory

Address: 291 route d’Arlon L-1150 Luxembourg
Phone: 28836205
Email: luxembourg@hpspartners.com

[Signature Page to Registration Rights Agreement]

CHESHAM INVESTMENT PTE. LTD.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

TAHEEBO HOLDINGS LLC

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Schedule A

Investors

“HPS”

Mezzanine Partners II Offshore Lux Sarl II

Mezzanine Partners II Onshore Lux Sarl II

Mezzanine Partners II Institutional Lux Sarl II

Mezzanine Partners II AP LUX SARL II

“GIC”

Chesham Investment Pte. Ltd.

“Farallon”

Taheebo Holdings LLC

EXHIBIT 4
to
SCHEDULE 13D

June ____, 2020

Atalaya Luxco PIKco

as Pledgor

and

the Pledgees named herein

as Pledgees

and

Atento S.A.

as Company

SHARE PLEDGE AGREEMENT

This SHARE PLEDGE AGREEMENT is made on and effective as of the first day and year before written.

Between:

(1)	Atalaya Luxco PIKco, a société en commandite par actions incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B 186929, having its registered office at 4, rue Lou Hemmer, L-1748 Findel, Grand Duchy of Luxembourg, acting through and represented by its general partner and sole manager (associé gérant commandité) Atalaya PIKco S.à r.l., a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B 187036, having its registered office at 4, rue Lou Hemmer, L-1748 Findel, Grand Duchy of Luxembourg (Pledgor);

(2)	Mezzanine Partners II Offshore Lux S.à r.l. II, a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B167217, having its registered office at 291, Route d'Arlon
L-1150 Luxembourg (Pledgee 1);

(3)	Mezzanine Partners II Onshore Lux S.à r.l. II, a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B167214, having its registered office at 291, Route d'Arlon
L-1150 Luxembourg (Pledgee 2);

(4)	Mezzanine Partners II Institutional Lux S.à r.l. II, a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B 167321, having its registered office at 291, Route d'Arlon L-1150 Luxembourg (Pledgee 3);

(5)	Mezzanine Partners II AP LUX S.À R.L. II, a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B176127, having its registered office at 291, Route d'Arlon
L-1150 Luxembourg (Pledgee 4 and, together with Pledgee 1, Pledgee 2 and Pledgee 3, the HPS Pledgees);

(6)	Chesham Investment Pte. Ltd., with its address located at One Bush Street, Suite 1100, San Francisco, U.S.A (Pledgee 5);

(7)	Taheebo Holdings LLC, a limited liability company organized under the laws of the State of Delaware, having its address at c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, CA 94111, U.S.A. (Pledgee 6 and, together with Pledgee 1, Pledgee 2, Pledgee 3, Pledgee 4 and Pledgee 5, the Pledgees); and

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(8)	Only with respect to Clauses 2.2, 2.3, 2.4, 2.5, 6.1, 6.2, 6.3, 6.4, 6.5, 6.6, 7.6, 8.2 and 10 through 18, of this Agreement, Atento S.A., a société anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B185761, having its registered office at 1 rue Hildegard Von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg (Company).

RECITALS:

A.	Pursuant to a share transfer agreement entered into on or around 6 May 2020 the Pledgor shall on the Transfer Date (as defined therein), out of the 48,520,671 shares it holds in the Company, transfer 46,817,886 shares in the Company to certain buyers, including the Pledgees, in full satisfaction and discharge of any and all obligations (including the obligation to repay principal and to pay accrued interest) under the indenture dated as of 30 May 2014 by and among the Pledgor as issuer, Atalaya PIKco and Atalaya Luxco Topco each as security providers, Citibank, N.A., London Branch, as security agent and as trustee, and the 11.50%/13.25% senior PIK notes due 2020 issued by the Pledgor (the “Share Transfer”).

B.	In connection with the Share Transfer, the Fee Letter has been entered into by the Pledgor.

C.	Pursuant to clause 7 of the Fee Letter (as defined below), the Pledgor, amongst others, has agreed to indemnify and hold harmless each of the Pledgees (defined as Participating Holders), their respective affiliates, and the respective directors, officers, agents, employees and controlling persons from and against any and all obligations, liabilities, losses, costs, expenses, claims, damages, actions, proceedings, arbitrations or investigations, or threats thereof, existing or arising, based upon, related to, or arising out of the Fee Letter, the Share Transfer or any actions contemplated thereunder.

D.	The Pledgor owns the Pledged Assets (as defined below).

E.	In order to secure the Secured Obligations (as defined below), the Pledgor has agreed to pledge the Pledged Assets in accordance with the terms of this Agreement.

Now therefore it is hereby agreed as follows:

1.	DEFINITIONS

1.1	Unless the context otherwise requires or unless otherwise defined in this Agreement, words and expressions defined in the Fee Letter shall have the same meaning when used in this Agreement. In addition, the following definitions shall apply:

Additional Shares has the meaning set forth to it in Clause 7.3.

Agreement means this share pledge agreement.

Business Day means a day (other than a Saturday or a Sunday) on which banks are open for general business in Luxembourg.

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Distributions means all rights, titles, interests and benefits of the Pledgor in respect of any dividend (whether in cash, securities or otherwise), bonus shares or any other type of distribution, return, tax return, repayment or right in respect of any of the Shares (whether by way of bonus, conversion, disposition, exchange, option, preference, redemption, sale, substitution or otherwise).

Encumbrance means any transfer, pledge, lien, charge, mortgage, right of retention, assignment, option, attachment, seizure or other encumbrance or security interest of any kind.

Enforcement Event means the issue of a final non-appealable judgment obtained from a court of competent jurisdiction, holding the Pledgor liable for any Secured Obligations.

Fee Letter means the New York law governed fee letter issued on 6 May 2020 by Atalaya Luxco Topco, Atalaya PIKco and the Pledgor to the Participating Holders (as defined therein), as amended, supplemented or restated from time to time.

Insolvency Proceedings means insolvency proceedings such as bankruptcy (faillite), insolvency, winding-up, liquidation, moratorium, controlled management (gestion contrôlée), suspension of payment (sursis de paiement), voluntary arrangement with creditors (concordat préventif de la faillite), fraudulent conveyance, general settlement with creditors, reorganisation or similar order or proceedings affecting the rights of creditors generally and any proceedings in jurisdictions other than Luxembourg having similar effects.

Insolvency Regulation means regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast).

Mutual Release Agreement means the mutual release agreement dated 6 May 2020 between, among others, the Pledgor and the Pledgee.

Party means any party to this Agreement, subject to the limitations above in respect of the Company.

Pledge means the first ranking pledge (gage de premier rang) created pursuant to this Agreement.

Pledged Assets means all rights, titles, interests and benefits of the Pledgor in, to and under the Shares and the Distributions.

HPS Shares means the 291,245 Shares numbered 47,792,861 to 48,084,105.

GIC Shares means the 250,963 Shares numbered 48,084,106 to 48,335,068.

Farallon Shares means the 170,755 Shares numbered 48,335,069 to 48,505,823.

Relevant Percentage with respect to a Pledgee means, at any time during the existence of this Agreement, the proportion the amount of the Secured Obligations owed to such Pledgee bears to the aggregate amount of the Secured Obligations still owed to all the Pledgees, at the date of the calculation of the Relevant Percentage. On the date of this Agreement, the Relevant Percentage of each Pledgee is as follows:

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(i)	Pledgee 1: 23.29%;

(ii)	Pledgee 2: 13.55%;

(iii)	Pledgee 3: 2.45%;

(iv)	Pledgee 4: 1.56%

(v)	Pledgee 5: 35.20%; and

(vi)	Pledgee 6: 23.95%.

Register means the share register held by the Company in accordance with the law of 10 August 1915 on commercial companies, as amended.

Secured Obligations means the indemnification obligations of the Pledgor under Clause 7 of the Fee Letter and all reasonable and documented costs and expenses borne by the Pledgees in connection with the enforcement of the Pledge.

Share Transfer has the meaning set out in the above Recitals.

Shares means the 712,963 (seven hundred twelve thousand nine hundred sixty three) shares without nominal value in the share capital of the Company numbered 47,792,861 to 48,505,823, owned by the Pledgor and registered in its name in the Register.

Share Transfer has the meaning set out in the above Recitals.

Voting Rights means the voting rights in relation to the Shares including, without limitation, the right to call for and participate in shareholders’ meetings of the Company as well as any and all ancillary and/or accessory rights to such voting rights.

1.2	References

In this Agreement:

(a)	any reference to any agreement or document, whatsoever named, is to be construed as a reference to such agreement or document as it may be amended, restated, supplemented, modified or extended from time to time, whether before or after the date hereof;

(b)	any reference to any person is, where relevant, deemed to be a reference to or to include successors, permitted assignees or transferees of that person;

(c)	any reference to Clause is a reference to a clause of this Agreement;

(d)	any reference to a law, rule, regulation or any provisions thereof is to be construed as a reference to such law, rule, regulation or provisions as the same may have been, or may from time to time hereafter be, amended or re-enacted;

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(e)	words importing the singular shall include the plural and vice versa; words importing a masculine gender also include the feminine gender and words importing persons or shareholders also include corporations, partnerships, associations and any other organised groups of persons whether incorporated or not;

(f)	the words “include”, “includes”, “including”, “such as” and “in particular” shall not be given a restrictive meaning and shall be deemed to be qualified, in each case, by the phrase “without limitation”.

1.3	Clause headings are for ease of reference only.

2.	CREATION AND PERFECTION OF THE PLEDGE

2.1	The Pledgor hereby grants a first ranking pledge (gage de premier rang) over the Pledged Assets to the Pledgees, as security for the full performance and discharge of all the Secured Obligations, which Pledge is hereby accepted by each of the Pledgees.

2.2	The Company hereby acknowledges and accepts the Pledge.

2.3	The Company will, on the date of this Agreement (i) procure the recording of the Pledge in the Register and (ii) as hereby instructed by the Pledgor provide to the Pledgees a copy of the folio recording the Shares in the Register signed by an authorised signatory of the Company.

2.4	The Pledgor and the Pledgees hereby instruct the Company to register the Pledge in the Register.

2.5	The Company appoints as authorised signatory any of its directors, each acting individually, with full power of substitution, to register the Pledge into the Register.

The text to be used for the registration shall be the following:

"Pursuant to a share pledge agreement dated [DATE] (the “Share Pledge Agreement”), Atalaya Luxco PIKco has pledged all its rights, titles, interests and benefits in, to and under the Shares and the Distributions (as these terms are defined in the Share Pledge Agreement) in favour of [PLEDGEES].

[date]

[name, title and signature of the authorised signatory]"

3.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

3.1	The Pledgor hereby represents, warrants and undertakes to each of the Pledgees that:

(a)	in respect of this Agreement and each of the transactions contemplated by, referred to in, provided for or effected by this Agreement, (i) it entered into the same in good faith and for the purpose of carrying out its business, on arms' length commercial terms, without any intention to defraud or deprive of any legal benefit any other persons (such as third parties and, in particular, creditors) or to circumvent any applicable mandatory laws, rules or regulations of any jurisdiction, (ii) the entry into this Agreement and the performance of any rights and obligations thereunder are in its best corporate interest (intérêt social) and conducive to its corporate object and (iii) the legality, validity, binding effect and enforceability of this Agreement on it is not affected by any matter or factual circumstance such as fraud, coercion, duress, undue influence or mistake;

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(b)	it is a duly organized and existing company under the laws of the Grand Duchy of Luxembourg;

(c)	its (and, on the date of this Agreement, the Company’s) head office (administration centrale), its (and, on the date of this Agreement, the Company’s) place of effective management (siège de direction effective) and (for the purposes of the Insolvency Regulation) its (and, on the date of this Agreement, the Company’s) centre of main interests (centre des intérêts principaux) are located at the place of its registered office (siège statutaire) in Luxembourg;

(d)	no petition, resolution or similar order or demand for Insolvency Proceedings has been lodged, passed or presented for it or by it; it does not meet or threaten to meet the criteria for the opening of any Insolvency Proceedings and it is not subject to Insolvency Proceedings;

(e)	all authorisations or actions necessary or advisable in connection with the entry into this Agreement, the performance of its obligations hereunder and the granting and enforcement of the Pledge have been obtained or taken and have not been withdrawn, revoked or rescinded in any way and are in full force and effect;

(f)	it is the sole owner of the Pledged Assets;

(g)	the Shares are validly issued and fully paid, in registered form and free and clear of any Encumbrance other than the Pledge;

(h)	there are no transfer restrictions in respect of the Pledged Assets;

(i)	the Register was held until the date of this Agreement at the registered office of the Company in Luxembourg;

(j)	this Agreement does not violate any contractual or other obligation binding upon it or any law, rule or regulation to which the Pledged Assets, or itself is or are subject, as applicable;

(k)	the Pledge is a valid first ranking pledge (gage de premier rang) over the Pledged Assets;

(l)	this Agreement constitutes legal, valid and binding obligations of the Pledgor, enforceable in accordance with its terms.

4.	COVENANTS

4.1	The Pledgor hereby covenants to the Pledgees that:

(a)	without the prior written consent of each of the Pledgees, it will not dispose of the Pledged Assets (including, but not limited to, transfer thereof to a third party) and will not create any Encumbrance or any other type of preferential arrangement having a similar effect, nor grant any mandate or power with a view to the creation thereof, other than the Pledge (irrespective of whether ranking behind the Pledge), and will not permit the existence of any such Encumbrance other than the Pledge;

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(b)	it will procure that no executory attachment (saisie exécutoire) is made on the Pledged Assets, and that any conservatory attachment (saisie arrêt) thereon is lifted within thirty Business Days of its first being made. For the avoidance of doubt, the above shall not include any petition made or proceedings started by any person aiming to make any such attachment, where the Pledgor provides evidence to the Pledgees that such petition or proceedings are clearly frivolous or vexatious and have not resulted in a judgement validating the petition or procedure of attachment. In the event of a seizure or attachment by a third party of any of the Pledged Assets, the Pledgor shall (i) immediately notify the Pledgees and send each of them and their respective attorneys a copy of the relevant attachment or seizure documentation, (ii) notify the third party and the attorneys acting on behalf of such third party in writing (with copy to each of the Pledgees and their respective attorneys) of the Pledgees’ rights in the Pledged Assets, (iii) take such measures as may be required by each of the Pledgees to protect the Pledgees’ rights in the Pledged Assets to challenge the attachment or seizure and (iv) to inform the Pledgees on demand;

(c)	it will immediately inform the Pledgees of any legal action or process commenced in respect of the Pledged Assets;

(d)	it will not do or cause or permit to be done anything which will, or could be expected to be inconsistent with, depreciate, jeopardise, or negatively affect this Agreement, the Pledge, the Pledged Assets or the rights of the Pledgees hereunder except as provided in any definitive agreement relating to the Share Transfer, including, but not limited to, the Mutual Release Agreement;

(e)	it will make its own arrangements for keeping the Pledgees informed of changes or potential changes affecting the Pledged Assets and it agrees that the Pledgees shall have no responsibilities or liability for informing the Pledgor of any such changes or potential changes or for taking any action or omitting to take any action with respect thereto;

(f)	it will cooperate with the Pledgees and sign or cause to be signed all documents and take all actions as the Pledgees may from time to time request to perfect and protect the Pledge of the Pledged Assets, the rights of the Pledgees hereunder, and to carry out the provisions and purposes of this Agreement; and

(g)	it will not, without the prior written consent of each of the Pledgees, consent to any merger or other consolidation of the Company with or into any corporation or other entity.

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5.	SCOPE OF THE PLEDGE

5.1	The Pledge is a continuing security interest, will remain in full force and effect until released in accordance with Clause 8.

5.2	The Pledge shall not be discharged or affected by any of the Pledgees (i) granting the Pledgor any time or indulgence, (ii) concurring in any moratorium of the Secured Obligations, (iii) agreeing to any amendment of the terms and conditions of the Secured Obligations with the consent of relevant parties, (iv) abstaining from taking or perfecting any other security interest and discharging any other security interest, (v) abstaining from exercising any right or recourse or from proving or claiming any debt and waive any right or recourse, or (vi) taking any other action with respect to the Secured Obligations.

5.3	The Pledge shall not in any way be affected by any stamping, regrouping, splitting or renewal of the Shares, or by any similar operation, and the securities resulting from any such operation shall be part of the Pledged Assets.

5.4	The Pledge shall be in addition to and shall not in any way prejudice, or be prejudiced by or dependent on, any Encumbrance now or hereafter granted as security for the Secured Obligations to the Pledgees or any Encumbrance to which any of the Pledgees may be entitled. The rights of the Pledgees hereunder are in addition to and not exclusive of those provided by law, rule or regulation.

6.	RIGHTS ATTACHED TO THE SHARES

6.1	Voting Rights

(a)	Until the occurrence of an Enforcement Event, and the receipt of a notice by the Company in accordance with Clause 6.1 (b) of this Agreement, the Pledgor will be entitled to exercise the Voting Rights.

(b)	Following the occurrence of an Enforcement Event:

i.	each of the Pledgees may, upon giving notice by registered letter with acknowledgment of receipt to the Pledgor, the other Pledgees and the Company, declare its intent to exercise the Voting Rights attaching to a number of Shares corresponding to the Relevant Percentage of such Pledgee or as otherwise agreed between the Pledgees,

ii.	upon receipt of such notice by the Company, the Pledgor shall immediately be precluded from exercising the Voting Rights attaching to the Shares,

iii.	upon receipt of such notice, the other Pledgees shall have ten (10) Business Days to contest the content of such notice and send a disagreement notice by registered letter with acknowledgment of receipt to the Pledgor, the other Pledgees and the Company,

iv.	if the Company has not received any disagreement notice within the timeframe mentioned in Clause 6.1 (b) iii., the Company shall comply with the instructions set forth in the notice mentioned in Clause 6.1(b) i.,

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v.	if the Company receives a disagreement notice within the timeframe mentioned in Clause 6.1 (b) iii., the Pledgor shall remain precluded from exercising the Voting Rights attaching to the Shares until such time as the Company has received a consolidated notice by registered letter with acknowledgement of receipt from the disagreeing Pledgees, reflecting their agreement to exercise the Voting Rights attaching to a number of Shares corresponding to the Relevant Percentage of such Pledgees.

6.2	Distributions

(a)	Until the occurrence of an Enforcement Event and the receipt of a notice by the Company in accordance with Clause 6.2 (b) of this Agreement, any Distribution shall be paid directly to the Pledgor, provided that any Distribution paid on liquidation of the Company or upon the repurchase or amortization of the Shares shall be paid by the Company into an escrow account to be notified to the Company in order to be pledged in favour of the Pledgees to secure the Secured Obligations.

(b)	Following the occurrence of an Enforcement Event:

i.	each of the Pledgees may, upon giving notice by registered letter with acknowledgment of receipt to the Pledgor, the other Pledgees and the Company , request the Company to pay any Distribution exclusively to the Pledgees and will fully release the Company of the payment of such Distribution so that each Pledgee shall receive a proportion of the relevant Distribution corresponding to its Relevant Percentage.

ii.	upon receipt of such notice by the Company, no Distribution shall be paid to the Pledgor by the Company,

iii.	upon receipt of such notice, the other Pledgees shall have ten (10) Business Days to contest the content of such notice and send a disagreement notice by registered letter with acknowledgment of receipt to the Pledgor, the other Pledgees and the Company,

iv.	if the Company has not received any disagreement notice within the timeframe mentioned in Clause 6.2 (b) iii., the Company shall comply with the instructions set forth in the notice mentioned in Clause 6.2(b) i.,

v.	if the Company receives a disagreement notice within the timeframe mentioned in Clause 6.2 (b) iii., no Distribution shall be paid to the Pledgor until such time as the Company has received a consolidated notice by registered letter with acknowledgement of receipt from the disagreeing Pledgees, reflecting their agreement to receive a proportion of the relevant Distribution corresponding to the Relevant Percentage of such Pledgees.

6.3	Any payment received by any Pledgee pursuant to Clause 6.2 shall be applied by such Pledgee towards the Secured Obligations owed to such Pledgee, and the Secured Obligations owed to such Pledgee shall be reduced by a corresponding amount.

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6.4	The Parties agree that the Company is hereby directed (and the Company hereby accepts), under the conditions above of Clause 6.2 (b), to make direct payment of all Distributions to the Pledgees as provided in Clause 6.2 (b).

6.5	The Parties agree that any notification to be made to the Company by registered letter with acknowledgement of receipt may also be given by courier service, by hand or by email with acknowledgement of receipt.

6.6	The Company shall not be liable towards the Pledgor and/or the Pledgees when complying with the procedures set forth in Clauses 6.1 and 6.2, and shall not have the obligation or the liability to monitor and/or verify whether there is an actual Enforcement Event.

7.	ENFORCEMENT OF THE PLEDGE

7.1	Upon the occurrence of an Enforcement Event, each of the Pledgees will be entitled, without prior notice, to enforce all or part of the Pledge in any manner permitted by Luxembourg law and in particular, but without limitation and always subject to Clause 7.2 and 7.3:

(a)	appropriate or have appropriated the Pledged Assets either, at its or their full discretion, (i) at their stock exchange market value at the close of trading on the trading day preceding the appropriation on the main stock exchange market on which the shares in the Company are listed or (ii) as determined by an independent auditor (reviseur d’entreprises agréé) appointed by the relevant Pledgee(s). The appropriation may become effective before the determination and valuation have been completed. The determinations and valuations of the independent expert (if any) will be binding save in case of manifest error; and/or

(b)	sell the Pledged Assets or have the Pledged Assets on any of the markets on which the Company’s shares are listed or in a private transaction at normal commercial conditions (conditions commerciales normales); and/or

(c)	sell the Pledged Assets or have the Pledged Assets sold by public auction; and/or

(d)	request a court that title to the Pledged Assets be assigned and/or transferred to the relevant Pledgee(s) or such other person as the relevant Pledgee(s) may designate; and/or

(e)	act generally in relation to the Pledged Assets in such manner as the relevant Pledgee(s) shall determine and as shall be permitted by law.

7.2	The Pledgees expressly acknowledge and accept that (i) for as long as Pledgee 5 or Pledgee 6 have outstanding claims under the Secured Obligations, the HPS Pledgees shall only be entitled to enforce the Pledge over the HPS Shares and, if applicable, its Additional Shares, (ii) for as long as any of the HPS Pledgees or Pledgee 6 have outstanding claims under the Secured Obligations, Pledgee 5 shall only be entitled to enforce the Pledge over the GIC Shares and, if applicable, its Additional Shares, and (iii) for as long as any of the HPS Pledgees or Pledgee 5 have outstanding claims under the Secured Obligations, Pledgee 6 shall only be entitled to enforce the Pledge over the Farallon Shares and, if applicable, its Additional Shares.

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7.3	In the event that any of the Pledgees no longer has any outstanding claim under the Secured Obligations but that one or more of the other Pledgees have outstanding claims under the Secured Obligations, the Shares remaining pledged hereunder shall be available for enforcement by each such other Pledgee at its Relevant Percentage (the Additional Shares).

7.4	After the enforcement of the Pledge pursuant to Clauses 7.1(a) to 7.1(e), each Pledgee shall be entitled to apply the proceeds of the enforcement towards the discharge of the Secured Obligations owed to such Pledgee, provided that each of the HPS Pledgees shall be entitled to apply the proceed of its enforcement towards the Secured Obligations owed to it or the other HPS Pledgees.

7.5	The Pledgees shall be entitled to use different methods of enforcement (including for the same type of Pledged Assets) to enforce all or part of the Pledged Assets and to enforce the Pledge even if the value of the Pledged Assets exceeds the amount of the Secured Obligations relating to the relevant Pledgee.

7.6	In case of enforcement of all or part of the Pledge by any of the Pledgees, the Company shall be authorized to rely only on the instructions of any of the Pledgees, subject to applicable laws and requirements binding on the Company, without any liability for the Company towards the Pledgor and/or the Pledgees in relying on these instructions only without any obligation and liability of the Company to monitor and/or verify whether there is an actual Enforcement Event and/or whether the relevant Pledgee is enforcing the Pledge in compliance with the terms and conditions provided in this Agreement.

7.7	In case, after enforcement in accordance with this Clause 7, any Pledgee holds enforcement proceeds in excess of its claim under the Secured Obligations, it shall:

(i)	in case any of the other Pledgees has an outstanding claim under the Secured Obligations (together, the “Shortfall”), transfer, out of such proceeds, an amount equal to the lower of such excess and the Shortfall to such other Pledgee in proportion to their outstanding claims, and

(ii)	in all other circumstances, transfer the excess proceeds (including after application of sub-clause (i)) to the Pledgor.

The relevant Pledgee may withhold from such excess an amount corresponding to its reasonably estimated costs and expenses to it for arranging such transfers.

For the purpose of this clause 7.7, the HPS Pledgees shall be considered as a single Pledgee and their claim under the Secured Obligations, as a single claim.

8.	DISCHARGE OF THE PLEDGE

8.1	The Pledge will be fully discharged automatically:

(i)	if no Pledgee has sought to enforce its rights under the Secured Obligations by such date, twelve (12) months from the date of this Agreement; or

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(ii)	if a Pledgee has sought to enforce its rights under the Secured Obligations on or before the date falling twelve (12) months from the date of this Agreement, the date falling one year following the date of a final non-appealable judgment obtained from a court of competent jurisdiction holding the Pledgor liable for the Secured Obligations.

8.2	Each Pledgee will instruct the Company to record the release of the Pledge made in its benefit in the Register once the Pledge has been fully discharged towards it and the Company shall only consider such release and record such release upon receipt of such notice of instruction by registered letter with acknowledgment of receipt.

9.	DUTIES OF THE PLEDGEES

9.1	The Pledgees will not be under any obligation to take any steps necessary to preserve their respective rights under this Agreement but may do so at their sole discretion.

9.2	No Pledgee will be liable for any acts or omissions, except in case of such Pledgee’s gross negligence (faute grave) or wilful misconduct (faute intentionnelle).

9.3	No Pledgee shall be liable for any act or omission by any of the other Pledgees.

10.	COSTS AND EXPENSES

Each Party shall bear its own costs, fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement.

11.	NOTICES – COMMUNICATIONS

11.1	Any notice or communication to the Pledgor, the Pledgees or the Company under or in connection with this Agreement shall be sent to:

Pledgor

Address:	4, rue Lou Hemmer, L-1748 Luxembourg, Grand Duchy of Luxembourg

Tel:	+352 2678601

Fax:	+352 26786 060

E-mail:	VJugdeb@baincapital.lu

Company

Address:	1, rue Hildegard Von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg

Tel:	+55 11 3293 5926

E-mail:	shay.chor@atento.com

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with copy to:

Sidley Austin LLP

70 St Mary Axe, London EC3A 8BE, United Kingdom

Att: Bryan Robson

Tel: +44 20 7360 3717

E-mail: brobson@sidley.com

Pledgee 1 / Pledgee 2 / Pledgee 3/ Pledgee 4

Address:	291, Route d'Arlon, L-1150 Luxembourg, Grand Duchy of Luxembourg

Tel:	28836205

E-mail:	luxembourg@hpspartners.com

With a copy to:

HPS Investment Partners, LLC

40 West 57th Street, 33rd Floor, New York, New York 10019

Telephone: 212-287-6767

Email: john.madden@hpspartners.com

Attn: John Madden

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West, New York, NY 10001-8602

Fax: +1 917 777 3574

Email: david.goldschmidt@skadden.com

Attn: David Goldschmidt

Pledgee 5

Address:	Chesham Investment Pte. Ltd. One Bush Street, Suite 1100, San Francisco

Fax:	+1 415.229.1813

E-mail:	jonathanferrugia@gic.com.sg; williamoreilly@gic.com.sg;

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With copy to:

Paul Hastings (Europe) LLP

100 Bishopsgate, London, EC2N 4AG, United Kingdom

Fax: +44 (0)20.3023.5479

Email: davidereira@paulhastings.com; edwardholmes@paulhastings.com

Pledgee 6

Address:	Taheebo Holdings LLC

c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, CA 94111

Tel:	+1 (415) 421-2132

Fax:	+1 (415) 421-2133

E-mail:	generalcounsel@faralloncapital.com, dgoldberg@faralloncapital.com

With copy to:

Address:	Richards Kibbe & Orbe LLP

200 Liberty Street

New York, NY 10281

Attn: Scott C. Budlong

Tel:	+1 (415) 421-2132/ +1 (212) 530-1800

Fax:	+1 (212) 530-1801

E-mail:	sbudlong@rkollp.com

11.2	Any notice under this Agreement will be deemed to have been received:

(a)	if sent by any electronic messaging system, on the date and time that electronic message is received,

(b)	if sent by certified or registered mail or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted;

(c)	if sent by facsimile transmission, on the date and time that transmission is received;

(d)	if delivered in person or by courier, on the date it is delivered.

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11.3	Either Party may change its address for the purpose of this clause by giving the other Party written notice of its new address.

11.4	All notices and other communication to be addressed or made hereunder to any of the HPS Pledgees shall be validly given or made if addressed to Pledgee 1 as provided in clause 11.1 acting on its behalf and on behalf of the other HPS Pledgees.

12.	SEVERABILITY

If one or more of the provisions of this Agreement is or becomes invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected and any invalid provision shall be deemed to be severable. Each of the Parties agrees in such case to use its best efforts to negotiate in good faith a legally valid and economically equivalent replacement provision.

13.	WAIVER

13.1	No failure or delay to exercise on the part of any Pledgee any right or remedy under this Agreement shall be considered, or operate as, a waiver thereof, nor shall any single or partial exercise by any Pledgee of any right or remedy preclude any other or further exercise thereof or the exercise by the relevant Pledgee of any other right or remedy.

13.2	The rights provided in this Agreement are cumulative and not exclusive of any rights provided by law, rule or regulations or any other agreement or arrangement.

14.	TRANSFERABILITY

14.1	This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors, assignees and transferees and references in this Agreement to any of them shall be construed accordingly.

14.2	The Pledgor may not assign, transfer, novate or dispose of any of its rights or obligations under this Agreement without the prior written consent of the Pledgees.

14.3	The rights and obligations of the Pledgee hereunder shall automatically and without any further action being necessary be transferred to any new beneficiary or creditor of all or part of the Secured Obligations. If there is more than one new beneficiary or creditor, such beneficiary or creditor shall automatically and without any further action being necessary be entitled to exercise the Pledge and the rights granted hereunder in relation to the part of the Secured Obligations in respect of which it is the beneficiary or creditor.

14.4	Any assignment of rights and obligations under this Agreement shall only be enforceable towards the Company upon notification of such assignment in accordance with article 1690 of the Luxembourg Civil Code.

15.	NOVATION, ASSIGNMENT, TRANSFER AND AMENDMENT

The Pledge is reserved and shall remain in existence notwithstanding any novation, assignment, transfer or amendment of any of the Secured Obligations.

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16.	COUNTERPARTS

This Agreement may be signed by the Parties on separate counterparts, each of which, when signed and delivered, shall constitute an original, but all the counterparts shall together constitute one and the same instrument.

17.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with this Agreement are governed by the laws of the Grand Duchy of Luxembourg.

18.	JURISDICTION

Any disputes arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) will be subject to the jurisdiction of the courts of the city of Luxembourg, Grand Duchy of Luxembourg, without prejudice to the rights of the Pledgees to take legal action before any other courts of competent jurisdiction.

19.	ELECTRONIC SIGNATURES

The Parties irrevocably and unreservedly agree that this Agreement and the other document(s) in question may be executed by way of qualified electronic signatures and the Parties agree that such document(s), or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

[Signature page follows]

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This SHARE PLEDGE AGREEMENT has been signed in three (3) originals on the date and year first before written and each party acknowledges receipt of one signed original.

Atalaya Luxco PIKco

as Pledgor

Name:	Name:

Title:	Title:

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Mezzanine Partners II Offshore Lux S.à r.l. II

as Pledgee 1

Name:	Name:

Title:	Title:

Mezzanine Partners II Onshore Lux S.à r.l. II

as Pledgee 2

Name:	Name:

Title:	Title:

Mezzanine Partners II Institutional Lux S.à r.l. II

as Pledgee 3

Name:	Name:

Title:	Title:

Mezzanine Partners II AP LUX S.à r.l. II

as Pledgee 4

Name:	Name:

Title:	Title:

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Chesham Investment Pte. Ltd.

as Pledgee 5

Name:	Name:

Title:	Title:

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Taheebo Holdings LLC

as Pledgee 6

Name:	Name:

Title:	Title:

21

Atento S.A.

as Company

Name:

Title:	Authorised signatory

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EXHIBIT 5
to
SCHEDULE 13D

DIRECTOR NOMINATION AGREEMENT

DIRECTOR NOMINATION AGREEMENT, dated as of May , 2020 (this “Agreement”), by and between (i) Atento S.A., a société anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B185761, having its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg (the “Company”) and (ii) Taheebo Holdings LLC (the “Holder”) and, the Holder together with its Affiliated Funds, “Farallon”). The Company and the Holder are each referred to herein as a “Party” and, together, as the “Parties.”

WHEREAS, the Holder has agreed to acquire 11,212,205 Ordinary Shares representing 14.87% of all Ordinary Shares outstanding as of the date hereof, pursuant to and subject to the terms and conditions of that certain Share Transfer Agreement, dated on or about the date hereof, by and among Atalaya Luxco PIKco, as seller, the Holder and certain other persons named therein, severally and not jointly, as buyers, and the Company (the “Acquisition”).

WHEREAS, as an inducement for the Holder to acquire such Ordinary Shares and for other good and valuable consideration received, the Parties hereby agree that this Agreement shall govern certain rights and obligations of the Parties with respect to the Holder’s nomination of an individual for election to the board of directors of the Company (the “Board”) and certain other related matters.

WHEREAS, the Company deems it advisable and in the best interests of the Company to enter into this Agreement as set forth herein.

NOW, THEREFORE, the Parties, intending to be legally bound, hereby agree as follows:

Section 1.      Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

“Acquisition” has the meaning set forth in the recitals hereto.

“Acquisition Date” has the meaning set forth in Section 3(a).

“Affiliate” means, with respect to a specified Person, any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. For purposes of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Fund” shall mean, with respect to any Person, (i) such Person’s Affiliates, which for purposes of this clause (i) only includes any investment fund, investment vehicle, investment account or holding company that is directly or indirectly managed or advised by the same manager or investment adviser as such Person or by an Affiliate of such manager or investment adviser, and (ii) (A) any member or general or limited partner of such Person and (B) any corporation, partnership, limited liability company or other entity that is an Affiliate of such Person or any general or limited partner of such Person. For the avoidance of doubt, for purposes of this Agreement, each Farallon Entity and its Affiliated Funds shall be an Affiliated Fund of the other Farallon Entities.

“Agreement” has the meaning set forth in the preamble hereto.

“Articles of Association” means the Updated and Coordinated Articles of Association of the Company, dated as of February 18, 2019, as may be amended from time to time.

“Board” has the meaning set forth in the recitals above.

“Business Day” means any day of the year other than Saturdays, Sundays and public holidays in New York, New York or Luxembourg, Grand Duchy of Luxembourg.

“CFC” means a controlled foreign corporation as defined in Section 957 of the Code.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commission” means the Securities and Exchange Commission.

“Company” has the meaning set forth in the preamble hereto.

“Covered Shares” means each Ordinary Share, and other securities convertible into or exchangeable for Ordinary Shares, beneficially owned by Farallon or in respect of which Farallon has the power and authority to direct the voting thereof, whether by proxy or other agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Farallon” has the meaning set forth in the preamble hereto.

“Farallon Entities” means (i) the Holder and/or any (ii) any Affiliated Fund of the Holder that is a party to this Agreement as contemplated by Section 3(b).

“Farallon Nominee” has the meaning set forth in Section 2(a).

“Holder” has the meaning set forth in the preamble hereto.

“Ordinary Shares” means the Company’s ordinary shares, with no nominal value, or any successor security thereto. References to “beneficial ownership” of Ordinary Shares or Covered Shares shall be interpreted within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision, for the purposes of this Agreement and of Rule 13d-3 under the Exchange Act only.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or other entity, or a governmental entity (or any department, agency or political subdivision thereof).

“PFIC” means a passive foreign investment company as defined in Section 1297 of the Code.

“Restricted Period” has the meaning set forth in Section 3(a).

“Restricted Shares” has the meaning set forth in Section 3(b).

“Shareholders” has the meaning set forth in Section 2(a).

“Similar Agreement” has the meaning set forth in Section 11(a).

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“Tax Authority” means any governmental authority or any subdivision, agency, commission or entity thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any tax (including the U.S. Internal Revenue Service).

“Tax” or “Taxes” means any taxes, assessments and other similar governmental charges in the nature of a tax imposed by any governmental authority, including income, profits, gross receipts, employment, stamp, occupation, premium, alternative or add on minimum, ad valorem, real property, personal property, transfer, real property transfer, value added, sales, use, customs, duties, capital stock, franchise, excise, withholding, social security (or similar), unemployment, disability, payroll, windfall profit, severance, production, estimated or other tax, including any interest, penalty or addition thereto, whether disputed or not.

“Transfer” means, with respect to any security, the sale, assignment, transfer, pledge, hypothecation, encumbrance or other disposition (whether for or without consideration) of such security. The term “Transferred” has a correlative meaning.

Section 2.      Board Number; Board Nomination.

(a)       For so long as Farallon beneficially owns 12.5% or more of the total number of Ordinary Shares outstanding, Farallon shall have the right (but not the obligation) pursuant to this Agreement to designate one (1) individual to be nominated by the Company for election to the Board as a member of Class II thereof, subject to the favorable vote of the general meeting of the shareholders of the Company (the “Shareholders”); and the Company shall include such individual in the slate of nominees recommended by the Board to the general meeting of the Shareholders for election as a director of such class at any annual or special general meeting of the Shareholders at which directors of such class of the Company are to be elected (or, as applicable, recommend to the Board for appointment and appoint as a director of such class at any Board meeting at which directors of such class of the Company are to be appointed by cooptation and whose final appointment shall be resolved by the general meeting of Shareholders at the next general meeting of Shareholders) (any such individual identified pursuant to Section 2(a) or Section 2(b) hereof, the “Farallon Nominee”).

(b)       The Parties acknowledge that the final decision to appoint a director or to confirm the appointment of a coopted director belongs to the general meeting of the Shareholders, which remain free to accept or refuse the appointment of a Farallon Nominee. In the event that a Farallon Nominee has not been so elected or appointed, as applicable, as a director by the general meeting of the Shareholders, then Farallon shall have the right, at any time, to nominate for election or appointment a replacement nominee, in which case Section 2(a) or Section 2(c) hereof, as the case may be, shall apply.

(c)       Vacancies arising through the death, resignation or removal of the Farallon Nominee who was nominated to the Board pursuant to this Section 2, may be filled by the Board only with a replacement Farallon Nominee, and the director so appointed by the Board following a vacancy shall hold office until the next general meeting of the Shareholders at which the Board shall use its best efforts to recommend the confirmation of such appointment and the election of such replacement Farallon Nominee.

(d)       For the purposes of paragraphs (a) and (c) of this Section 2, if at the time of the nomination by Farallon envisaged therein, there are no or insufficient vacancies in Class II to allow for the election or appointment of the Farallon Nominee in such class, the Farallon Nominee shall be recommended for appointment to the general meeting of the shareholders of the Company or appointed by the Board (as applicable) to such class where sufficient vacancies are available (it being acknowledged and agreed that in no event shall the number of class vacancies or lack thereof at any particular time prevent Farallon from exercising its right to Board representation pursuant to this Agreement).

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(e)       Notwithstanding the provisions of this Section 2, Farallon shall not be entitled to designate a Person as a nominee to the Board upon a written determination by the Board or a duly authorized committee of the Board with director nominating responsibility (which determination shall set forth in writing reasonable grounds for such determination and be promptly disclosed to Farallon) that such Person would not be qualified under any applicable law, rule or regulation to serve as a director of the Company. In such an event, Farallon shall be entitled to select a Person as a replacement nominee and the Company shall use its best efforts to cause such Person to be nominated as the Farallon Nominee at the same meeting as such initial Person was to be nominated. Other than with respect to a determination described in the preceding sentence, the Company shall not have the right to, and shall use its best efforts to cause any other Person not to, object to any Farallon Nominee.

(f)       So long as Farallon beneficially owns 12.5% or more of the total number of Ordinary Shares outstanding, the Company shall not take, and shall use its best efforts to cause the Board to not, on its own initiative, take any corporate action to increase or decrease the eight-member size of the Board as of the date hereof without the prior written consent of Farallon. For the avoidance of doubt, no prior written consent shall be required for a decrease in the size of the Board pursuant to the terms of this Agreement or the terms of the agreements provided to Farallon pursuant to Section 11(a) of this Agreement; provided, that such decrease in the size of the Board does not prevent Farallon from exercising all its rights under this Agreement.

(g)       So long as Farallon beneficially owns 12.5% or more of the total number of Ordinary Shares outstanding, the Company shall notify Farallon in writing of the date on which Shareholder meeting or Board meeting materials are expected to be mailed by the Company in connection with an election of directors at an annual or special general meeting of the Shareholders or an appointment as a director at any Board meeting at which directors of the Company are to be appointed, as applicable (and the Company shall deliver such notice at least sixty (60) days, in the case of a meeting of the Shareholders, and, to the extent reasonably practicable, seven (7) days, in the case of a Board meeting (or, in each case, such shorter period to which Farallon consents, which consent need not be in writing)) prior to such expected mailing date or such earlier date as may be specified by the Company reasonably in advance of such earlier delivery date on the basis that such earlier delivery is necessary so as to ensure that such nominee may be included in such Shareholder or Board meeting materials at the time such Shareholder or Board meeting materials are mailed). The Company shall provide Farallon with a reasonable opportunity to review and provide comments on any portion of the meeting materials relating to the Farallon Nominees or the rights and obligations provided under this Agreement and to discuss any such comments with the Company. The Company shall notify Farallon of any opposition to a Farallon Nominee sufficiently in advance of the date on which such meeting materials are to be mailed by the Company in connection with such election or appointment, as the case may be, of directors so as to enable Farallon to propose a replacement Farallon Nominee, if necessary, in accordance with the terms of this Agreement, and Farallon shall have ten (10) Business Days from receipt of such notice to designate another nominee.

(h)       In the event that Farallon ceases to have the right to designate a Person to serve as a director pursuant to this Section 2, Farallon shall use its best efforts to cause the Farallon Nominee to offer his or her resignation as a director for consideration by the Board as promptly as reasonably practicable.

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(i)       So long as this Agreement shall remain in effect, subject to applicable legal requirements, the Articles of Association shall accommodate and be subject to and not in any respect conflict with the rights and obligations set forth herein.

Section 3.     Limitations on Transfers.

(a) Farallon agrees that, without the prior written consent of the Company, during the 24-month period following the date of the consummation of the Acquisition (the “Acquisition Date”), it will not Transfer any Covered Shares it owns as of the Acquisition Date; provided that for purposes of this Section 3(a), (x) Transfers to Affiliated Funds made in compliance with Section 3(b) and (y) any transaction not involving any public sale or distribution (which type of transaction is deemed to include any public sale(s) pursuant to Rule 144) of any Covered Shares during such period shall each be excluded from the restrictions of this provision, and provided further, that following the one-year anniversary of the Acquisition Date, Covered Shares sold by Farallon in an underwritten public offering shall not be subject to this Section 3(a).

(b) Notwithstanding the Transfer restrictions set forth in this Section 3, the Holder may at any time Transfer Covered Shares it owns to one or more Affiliated Funds; provided that any such transferee pursuant to this Section 3(b) executes and delivers to the Company a joinder to this Agreement and will thereafter be a holder of the Covered Shares for purposes of this Agreement with the same rights and subject to the same limitations hereunder as the transferor (including, without limitation, the right of such transferee to Transfer Covered Shares to one or more Affiliated Funds of such transferee).

Section 4. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the beneficial owner thereof, and the Company shall have no authority to direct such beneficial owner in the voting or disposition of any of the Covered Shares, in each case, except as otherwise expressly provided herein.

Section 5. Shareholder Capacity. Notwithstanding any provision of this Agreement to the contrary, this Agreement shall apply to the Holder and any other applicable Farallon Entities solely in their respective capacities as a Shareholder holding or having the power and authority to direct the voting of Covered Shares and not in any other capacity and shall not apply to any stock (other than the Covered Shares) owned or controlled by any Farallon Entity, by ownership, proxy or otherwise. It is expressly understood that none of the Farallon Entities is making any agreement or understanding on behalf of any designee or representative of Farallon who is a director, trustee, officer or fiduciary of the Company or its subsidiaries, and that neither the Farallon Entities nor any of their respective Affiliates shall have any liability as a result of voting for any director nominee in accordance with the provisions of this Agreement, including with respect to any act or omission by such director nominee.

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Section 6. Nominee Expenses and Other Rights. The Company shall: (i) reimburse the Farallon Nominee for all reasonable and documented out-of-pocket expenses properly incurred by him or her in connection with his or her participation in the meetings of the Board or any committee of the Board and all functions and duties as a member of the Board, including all reasonable and documented travel, lodging and meal expenses, in each case to the same extent as the Company reimburses the other non-executive members of the Board for such expenses; (ii) at any general meeting of the Shareholders at which director compensation is to be determined, propose that the Farallon Nominee shall receive compensation for his or her service as a director and Board committee member, in the same manner and in the same amounts as that proposed by the Company to be received by each other non-executive director of the Company for such service; and (iii) provide the Farallon Nominee with indemnification and exculpation rights and directors and officers insurance coverage to the same extent provided to each other non-executive director of the Company.

Section 7. Corporate Policies. Farallon acknowledges that the Farallon Nominee will be subject to all applicable corporate governance, conflict of interest, confidentiality, stock ownership and insider trading policies and guidelines of the Company, each as approved by the Board from time to time to the extent such policies and guidelines are applicable to all non-executive directors. Without prejudice to the foregoing, the Company acknowledges that, except if the Board decides otherwise with respect to specific non-public Company information discussed in the Board, the Farallon Nominee may share and discuss information regarding the Company that he or she learns in his or her capacity as a director with (i) those principals and employees of Farallon who are responsible for monitoring and executing Farallon’s investment program, (ii) members of Farallon’s legal, compliance, accounting, tax and other internal professional staff and (iii) Farallon’s outside professional advisors.

Section 8.      Effectiveness. This Agreement shall become effective on the Acquisition Date.

Section 9. Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement, unless otherwise provided in this Agreement, will be in writing and will be deemed to have been given when delivered personally, mailed by certified or registered mail, return receipt requested and postage prepaid, or sent via a nationally recognized overnight courier, or sent via facsimile or electronic mail to the recipient. Such notices, demands and other communications will be sent to the applicable Party hereto at such address or to the attention of such other Person as is specified in the Company’s books and records or such other address or to the attention of such other Person as the recipient Party shall have specified by prior written notice to the sending Party.

Section 10.      Tax Matters.

(a)       With the assistance of an accounting firm that is nationally recognized within the United States, the Company shall (i) determine as soon as reasonably practicable after the end of each year (and in each case, within one hundred-twenty (120) days after the end of each taxable year) (based on information available to it), whether it believes that it or any of its subsidiaries is a CFC or a PFIC; (ii) promptly notify Farallon if the Company believes that it or any subsidiary is a CFC or a PFIC; and (iii) upon the request of Farallon, provide a report from such accounting firm as to whether it or any such subsidiary is (based on information available to it) a CFC or a PFIC.

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(b)       The Company shall provide or cause to be provided to Farallon, as soon as reasonably practicable but in any event within one hundred-twenty (120) days after the end of each taxable year (as determined for U.S. federal income tax purposes) such information as is necessary to permit Farallon (or the direct or indirect beneficial owners of Farallon, as applicable) to prepare and file tax and information returns, including, but not limited to:

(i)       U.S. Internal Revenue Service Form 8621 with respect to the Company and any subsidiary (as applicable) (including providing a "PFIC Annual Information Statement" in accordance with Treasury Regulations Section 1.1295-1(g) with respect to the Company and any subsidiary);

(ii)       U.S. Internal Revenue Service Form 5471 with respect to the Company and any subsidiary (as applicable); and

(iii)       U.S. Internal Revenue Service Form 8992 with respect to the Company and any subsidiary (as applicable).

(c)       To the extent the Company is unable to provide any of the information described in Section 10(a) or (b) within ninety (90) days after the end of any taxable year, the Company shall cooperate with Farallon to provide estimates of such information within ninety (90) days after the end of such taxable year.

(d)       The Company shall, and shall cause each of its subsidiaries to, cooperate with and use its reasonable efforts to assist Farallon and its affiliates in (i) the preparation for and defense of any audits or other disputes with any Tax Authority regarding any taxes or tax returns, and (ii) providing such additional information or other documentation as is available to the Company and as Farallon may reasonably request in order to respond to any inquiry from any Tax Authority regarding taxes, or to obtain refunds of, or exemptions from any, withholding taxes imposed on Farallon as a result of its investment in the Company. In addition, Farallon shall cooperate in good faith with the Company to provide the Company such information as is reasonably requested by the Company for purposes of preparing any IRS Form 5471 required to be filed, provided, that Farallon shall not be required to disclose the identity or any other information regarding any of its investors that it deems confidential.

(e)       The Company is properly treated as a corporation for U.S. federal income tax purposes, and will not elect to be treated as other than a corporation for U.S. federal income tax purposes without prior written notification to Farallon at least sixty (60) days in advance of the effective date of such election.

(f)       Farallon shall be solely responsible for complying with its obligations to any Tax Authority (including pursuant to the Code) and shall bear all reasonable fees and other costs incurred by the Company in connection with complying with this Section 10 (provided, that Farallon shall only bear its pro rata share of such fees and costs if any such compliance is also undertaken on behalf of, or any such assistance or information is also provided to, one or more other investors).

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Section 11.      Miscellaneous.

(a)       Other Agreements. Prior to the execution of this Agreement, the Company has provided to Farallon any existing agreement and drafts of the substantially final forms of each agreement to be entered into with the Company’s securityholders (other than its employees) on or prior to the Acquisition Date, in each case, containing provisions relating to director nomination, voting or the sale, transfer or other disposition of securities (each, a “Similar Agreement”), and agrees not to enter into any amendment or modification to any such Similar Agreement (whether by amendment, supplement, replacement, waiver or otherwise) or to grant any waiver or consent under any such agreement unless the terms of such amendment, modification, waiver or consent are disclosed to Farallon and, subject to reasonable adjustments to be agreed between the Company and Farallon to reflect proportional holdings of Farallon and the relevant securityholder(s), offered to Farallon (giving effect to its existing rights and obligations under this Agreement). For the avoidance of doubt, if a Similar Agreement contains a provision substantively identical to Section 3(a) hereof and the Company waives any restriction(s) on Transfers set forth in such provision, the Company simultaneously will waive on the same terms the comparable restriction(s) on Transfer to which Farallon is subject under Section 3(a) hereof.

(b)       Corporate Approval. The Company hereby confirms that its entry into, execution and performance of this Agreement has been duly approved by the Board and that the Person(s) executing this Agreement on behalf of the Company have been duly authorized to do so and validly bind the Company.

(c)       No Inconsistent Agreements. The Company will not enter into or permit to remain effective any agreement, and will not, on its own initiative, propose or recommend any change to its Articles of Association, which is inconsistent with, violates or interferes with the practical exercise of the rights granted to Farallon in this Agreement.

(d)       Remedies. Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The Parties agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any Party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

(e)       Amendments and Waivers. Except as otherwise provided herein, no modification, amendment or waiver to or of this Agreement or any provision hereof shall be effective against the Company or Farallon unless such modification, amendment or waiver is approved in writing by the Parties. The failure of any Party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such Party thereafter to enforce each and every provision of this Agreement in accordance with its terms. No waiver of any provision of this Agreement shall be implied from any course of dealing between the Parties or from any failure by either Party to assert its rights hereunder on any occasion or series of occasions.

(f)       Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of either of the Parties will bind and inure to the benefit of the respective successors and permitted assigns of the Parties, whether so expressed or not. In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of or create obligations to a Farallon Entity are also for the benefit of, and enforceable by, any transferee of the Covered Shares held by such Farallon Entity. Unless expressly authorized under this Agreement, this Agreement cannot be assigned by either Party.

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(g)       Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

(h)       Counterparts. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one Party, but all such counterparts taken together will constitute one and the same Agreement.

(i)       GOVERNING LAW; JURISDICTION. This Agreement shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. The Parties irrevocably agree that any disputes arising out of or in connection with this Agreement shall be submitted exclusively to the courts of the City of Luxembourg, Grand Duchy of Luxembourg.

(j)       Time is of the Essence; Computation of Time. Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a day which is not a Business Day, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

(k)       Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(l)       Certain Adjustments. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution for the Ordinary Shares, by combination, recapitalization, reclassification, merger, consolidation or otherwise and the term “Ordinary Shares” shall include all such other securities.

(m)       Entire Agreement; Termination. This Agreement constitutes the full and entire understanding and agreement between the Parties with regard to the subject matter hereof and supersedes all prior oral or written (and all contemporaneous oral) agreements or understandings with respect to the subject matter hereof. This Agreement shall terminate automatically and immediately and be of no further force and effect at such time as Farallon ceases to beneficially own at least 12.5% or more of the total number of Ordinary Shares outstanding. Upon a valid termination of this Agreement in accordance with this Section 11(m), this Agreement shall forthwith become void and have no effect, without any further liability or obligation on the part of either Party hereto with respect to the matters contemplated by this Agreement; provided, however, that the Parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 6, Section 9, Section 11(i) and this Section 11(m), which provisions shall survive such termination.

(n)       Further Assurances. Each Party shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other Party hereto or Person subject hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement. Neither the Company, nor the Board on its own initiative, shall directly or indirectly take any action that is intended to, or would reasonably be expected to result in, Farallon being deprived of the rights contemplated by this Agreement.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF this Agreement has been signed by each of the Parties, and shall be effective as of the date first above written.

ATENTO S.A.

By:
Name:
Title: Authorized director

TAHEEBO HOLDINGS LLC

By:
Name:
Title:

[Signature Page to Director Nomination Agreement]

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